UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is Huttig Building Products, Inc., a Delaware corporation (“Huttig”). The address of Huttig’s principal executive office is 555 Maryville University Drive, Suite 400, St. Louis, Missouri, 63141, and the telephone number of its principal executive office is (314) 216-2600.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of Huttig (the “Shares”). As of the close of business on March 20, 2022, 27,328,538 Shares were outstanding, including 411,547 Shares issued pursuant to restricted stock awards (the “Huttig Restricted Stock”), and 133,506 Shares were issuable upon the settlement of outstanding restricted stock units (the “Huttig RSUs”).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of Huttig, which is the person filing this Schedule 14D-9 and the subject company, are set forth in the section captioned “Name and Address” in Item 1 of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Woodgrain Inc. (“Parent”), to purchase all of the outstanding Shares for $10.70 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 20, 2022, among Parent, Merger Sub and Huttig (as amended or supplemented from time to time, the “Merger Agreement”).

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will be merged with and into Huttig (the “Merger”). Following the Merger, the separate corporate existence of Merger Sub will cease, and Huttig will continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Huttig Building Products, Inc.” as a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation. Accordingly, if Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of Huttig in accordance with Section 251(h) of the DGCL.

Merger Sub’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, as of immediately prior to the Expiration Time (as defined in the Merger Agreement) (i) there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent and Merger Sub, would represent a majority of the Shares outstanding as of the consummation of the Offer, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) there being no law, rule or regulation and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other governmental authority of competent jurisdiction having the effect of restraining, enjoining, making illegal or otherwise prohibiting, restraining or enjoining the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger, (iv) the accuracy of the representations and warranties of Huttig in the Merger Agreement, subject to qualifications relating to materiality, (v) Huttig’s performance of and compliance with in all material respects its covenants and agreements under the Merger Agreement and (vi) the Merger Agreement not having been terminated in accordance with its terms.

The respective obligations of Parent, Merger Sub and Huttig to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Merger Sub having irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and (ii) there being no law, rule or regulation and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other governmental authority of competent jurisdiction having the effect of restraining, enjoining, making illegal or otherwise prohibiting, restraining or enjoining consummation of the Merger.

Neither the consummation of the Offer nor the Merger is subject to any financing condition.

Pursuant to the Merger Agreement, the consummation of the Offer and the Merger may not occur prior to the passage of at least 40 days after the signing date of the Merger Agreement, unless the parties agree otherwise.

At the Effective Time (as defined in the Merger Agreement), by virtue of the Merger and without any action on the part of Parent, Merger Sub, Huttig or the holders of any Shares, (i) each Share that is outstanding immediately prior to the Effective Time (excluding Excluded Shares (as defined below) and Shares that are issued and outstanding immediately prior to the Effective Time that are held by stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Company Shares”)) will be automatically converted into the right to receive the Offer Price pursuant to the Merger Agreement, without interest (the “Merger Consideration”), (ii) each Share owned by Huttig (or held in its treasury), Parent or Merger Sub, or by any wholly-owned subsidiary of Parent or Huttig, in each case immediately prior to the Effective Time (“Excluded Shares”) will be canceled and extinguished without any conversion thereof or consideration paid therefor at the Effective Time by virtue of the Merger and (iii) each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Further, at the Effective Time, each outstanding Huttig Restricted Stock award and Huttig RSU award as of the Effective Time, whether or not vested, will immediately vest and be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of Shares subject to such Huttig Restricted Stock award or Huttig RSU award, respectively, as of the Effective Time and (ii) the Offer Price.

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the section captioned “The Merger Agreement; Other Agreements.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) and incorporated herein by reference.

The expiration time of the Offer is one minute after 11:59 p.m., New York City time, on April 25, 2022, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

According to the Schedule TO, Parent has formed Merger Sub for the purpose of making the Offer and effecting the Merger. The Offer to Purchase states that the principal executive office of Parent and Merger Sub is located at 300 NW 16th Street, Fruitland, Idaho 83619, and the telephone number of Parent is (208) 452-3801.

Huttig has filed this Schedule 14D-9 and Parent and Merger Sub have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of Huttig, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Huttig or its affiliates, on the one hand, and (i) its directors, executive officers or affiliates or (ii) Parent or Merger Sub or their respective directors, executive officers or affiliates, on the other hand.

Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Parent and Merger Sub.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and security holders with information regarding the terms of the agreement. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the transactions described therein, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed among those parties, including being qualified by confidential disclosures among those parties. Instead of establishing matters as facts, the representations and warranties may have been made to allocate risks contractually among the parties, including where the parties do not have complete knowledge of all facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, investors and security holders should not rely on representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties. provide investors and stockholders with information regarding the terms of the agreement.

Tender and Support Agreements

On March 20, 2022, in connection with the execution and delivery of the Merger Agreement, each of the directors and executive officers of Huttig, solely in their capacities as stockholders of Huttig (the “Supporting Stockholders”), entered into Tender and Support Agreements with Parent and Merger Sub (the “Tender and Support Agreements”), which provide, among other things, that the Supporting Stockholders will tender all of the Subject Securities (as defined in the Tender and Support Agreements) held by such Supporting Stockholder no later than the 10th business day following the commencement of the Offer.

The foregoing summary is qualified in its entirety by reference to the form of the Tender and Support Agreement, which is filed as Exhibit (e)(2) and incorporated herein by reference.

Rights Agreement Amendment

In connection with Huttig’s entry into the Merger Agreement, Huttig and Computershare Trust Company N.A., as rights agent (“Computershare”), entered into a Second Amendment to the Rights Agreement, dated March 20, 2022 (the “Rights Agreement Amendment”), amending the Rights Agreement dated as of May 18, 2016, as amended May 6, 2019, by and between Huttig and Computershare, as rights agent (as amended, the “Rights Agreement”). The effect of the Rights Agreement Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Support Agreements to occur without triggering any distribution of Rights (as defined in the Rights Agreement) or other adverse effect on Parent or its affiliates under the Rights Agreement. In particular, (i) none of Parent, Merger Sub or any of their respective affiliates or associates will become an Acquiring Person (as defined in the Rights Agreement) and (ii) neither a Distribution Date, a Shares Acquisition Date, a Section 11(a)(ii) Event nor a Flip-over Event (each as defined in the Rights Agreement) will occur as a result of the announcement, approval, execution, delivery and/or performance of the Merger Agreement or the Tender and Support Agreements or the consummation of any of the transactions contemplated thereby, including the Offer and the Merger. Additionally, the Rights Agreement Amendment provides that the Rights will automatically expire immediately prior to the consummation of the Offer.

The foregoing summary is qualified in its entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (e)(3) and incorporated herein by reference.

Advance Payment Escrow Agreement.

On March 23, 2022, Parent, Huttig and U.S. Bank National Association entered into an Advance Payment Escrow Agreement and Parent deposited $5,000,000 into escrow as required by the Merger Agreement. If the

Closing does not occur by the End Date (each as defined in the Merger Agreement) due to breach by Parent or Merger Sub, the escrowed funds will be released to Huttig. If the Closing does not occur for any other reason or if the Closing does occur, the funds will be released to Parent.

The foregoing summary of the Advance Payment Escrow Agreement is qualified in its entirety by reference to the Advance Payment Escrow Agreement, which is filed as Exhibit (e)(4) and incorporated herein by reference.

Nondisclosure Agreement

On November 8, 2021, Huttig and Parent entered into a nondisclosure agreement (the “Nondisclosure Agreement”), pursuant to which, among other things, Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about Huttig in connection with the consideration of a possible negotiated transaction with Huttig. The Nondisclosure Agreement contains a standstill period of 24 months after the Nondisclosure Agreement signing date during which Parent will not, and will cause its representatives not to, among other things (i) acquire or seek to acquire securities in Huttig, (ii) solicit votes to elect or place a representative on Huttig’s board of directors (the “Huttig Board”), (ii) deliver any private proposal for merger, (iv) enter into negotiations regarding the foregoing, (v) take any action that would require Huttig to publicly announce the possibility of a transaction or (f) request that Huttig amend or waive such restrictions during the standstill period, in each case other than as invited by the Huttig Board. During the standstill period, Parent also agreed not to hire or solicit to hire certain Huttig employees.

The foregoing summary of the Nondisclosure Agreement is qualified in its entirety by reference to the Nondisclosure Agreement, which is filed as Exhibit (e)(5) and incorporated herein by reference.

Arrangements with Current Directors and Executive Officers of Huttig.

The members of the Huttig Board and Huttig’s executive officers have financial interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Huttig’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Huttig Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed in the section captioned “Background and Reasons for the Huttig Board’s Recommendation—Reasons for the Recommendation of the Huttig Board” in Item 4 of this Schedule 14D-9.

Consideration for Shares Tendered Pursuant to the Offer

If Huttig’s directors and executive officers who own Shares tender their Shares pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other stockholders of Huttig. If Huttig’s directors and executive officers do not tender their Shares pursuant to the Offer, but the Merger Sub irrevocably accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer pursuant to the Merger Agreement (such time of acceptance, the “Acceptance Time”) and the Merger is subsequently consummated promptly thereafter pursuant to the Merger Agreement, such directors and executive officers will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of Huttig. As of March 20, 2022, the directors and executive officers of Huttig beneficially owned, in the aggregate, 2,804,217 Shares, excluding Shares of Huttig Restricted Stock and Shares issuable upon the vesting and settlement of outstanding Huttig RSUs, which are further discussed in the section captioned “Effect of the Offer and the Merger on Stock Awards—Generally” in Item 3 of this Schedule 14D-9. If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $30,005,121 in cash pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of March 20, 2022 by each of our directors and executive officers, excluding Shares of Huttig Restricted Stock and Shares issuable upon the vesting and settlement of outstanding Huttig RSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned (#)	Cash Consideration for Shares Beneficially Owned ($)(1)
Executive Officers
Jon P. Vrabely (2)	938,103	10,037,702
Robert Furio	257,381	2,753,976
Philip W. Keipp (3)	239,324	2,560,766
Brian D. Robinson (4)	555,403	5,941,812
Non-Employee Directors
Delbert H. Tanner (5)	256,975	2,749,632
Donald L. Glass	204,570	2,188,899
James F. Hibberd	85,697	916,957
Gina G. Hoagland	70,099	750,059
Patrick L. Larmon	87,095	931,916
J. Keith Matheney (6)	109,570	1,172,399

(1)	Calculated based on the number of owned Shares, multiplied by the Offer Price (rounded down to the nearest whole dollar).
(2)	Includes 8,397 shares held in Huttig’s 401(k) plan.
(3)	Includes 125,000 shares held in a revocable living trust.
(4)	Includes 94,921 shares held in Huttig’s 401(k) plan.
(5)	Includes 115,000 Shares are held in OOT, LLC, a company solely owned by Mr. Tanner, and 26,500 Shares are held in the Delbert and MarthannTanner Trust.
(6)	Shares are held in a Matheney family trust.

Effect of the Offer and the Merger on Stock Awards—Generally

Huttig Restricted Stock Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time, each Huttig Restricted Stock award granted by Huttig that is outstanding as of the Effective Time will immediately vest and be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of Shares subject to such Huttig Restricted Stock award as of the Effective Time and (ii) the Offer Price.

Huttig RSU Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time, each Huttig RSU award granted by Huttig that is outstanding as of the Effective Time, whether or not vested, will immediately vest and be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of Shares subject to such Huttig RSU award as of the Effective Time and (ii) the Offer Price.

Treatment of Director and Executive Officer Equity Awards in the Merger

All Huttig Restricted Stock awards and Huttig RSU awards held by Huttig’s non-employee directors and executive officers will be treated as described in the preceding section captioned “Effect of the Offer and the Merger on Stock Awards—Generally” in Item 3 of this Schedule 14D-9.

Table of Estimated Consideration Payable for Equity Awards Held by Directors and Executive Officers

The following table sets forth (i) the number of Shares underlying the outstanding Huttig Restricted Stock awards and Huttig RSU awards held by Huttig’s non-employee directors and executive officers, as applicable, and (ii) the estimated cash amounts that Huttig’s non-employee directors and executive officers are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of March 20, 2022, calculated by multiplying the number of Shares subject to those awards by the Offer Price. Solely for purposes of the table below, we have assumed that the Effective Time occurred on March 20, 2022. The table below does not take into account any vesting or forfeiture of equity awards between March 20, 2022 and the Effective Time.

Name	Number of Shares Subject to Huttig Restricted Stock Awards (#)	Cash Consideration for Huttig Restricted Stock Awards ($)	Number of Shares Subject to Huttig RSU Awards (#)	Cash Consideration for Huttig RSU Awards ($)	Total Cash Consideration for Huttig Restricted Stock Awards and Huttig RSU Awards ($)
Executive Officers
Jon P. Vrabely	57,560	615,892	—	—	615,892
Robert Furio	66,666	713,326	—	—	713,326
Philip W. Keipp	38,332	410,152	—	—	410,152
Brian D. Robinson	25,165	269,265	—	—	269,265
Non-Employee Directors
Delbert H. Tanner	—	—	44,502	476,171	476,171
Donald L. Glass	—	—	44,502	476,171	476,171
James F. Hibberd	—	—	—	—	—
Gina G. Hoagland	—	—	—	—	—
Patrick L. Larmon	—	—	—	—	—
J. Keith Matheney	—	—	44,502	476,171	476,171

Employment and Change in Control Agreements

Employment Agreements with Messrs. Vrabely and Furio. Huttig has entered into employment agreements with each of Jon Vrabely, Huttig’s President and Chief Executive Officers, and Robert Furio, Huttig’s Executive Vice President and Chief Operating Officer, which provide for certain payments in connection with a qualifying termination of employment.

Non-Change in Control Termination Payments and Benefits

Pursuant to Mr. Vrabely’s employment agreement, in the case of a termination of employment by Huttig without “Cause” (as defined in the employment agreement), including a decision of Huttig to not renew the term of the employment agreement other than for Cause, at any time outside of the Protected Period (as defined below), Mr. Vrabely would be entitled to receive the following, subject to his execution of an effective release of claims in favor of Huttig:

•

A cash severance payment equal to two times the sum of his then-current base salary plus the average bonus for the three fiscal years immediately preceding the fiscal year in which the termination occurs, payable in periodic installments over 24 months;

•	A pro-rated annual bonus based on Huttig’s actual performance through the termination date, subject to any applicable performance formula for the year of termination,

•

Full vesting of all performance-based long term incentive (“LTI”) awards on termination and payment for the full projected three-year performance of the outstanding LTI awards based on the actual performance through the date of termination (instead of calculating the outstanding LTI awards on a pro rata basis during the year of termination);

•	Two years of COBRA premiums based on the terms of Company’s group health plan and his coverage under such plan as of the date of termination; and

•	Full vesting of any unvested account balance under Huttig’s unfunded nonqualified deferred compensation plan (the “DC Plan”).

Pursuant to Mr. Furio’s employment agreement, in the case of a termination of employment by Huttig without “Cause” (as defined in the employment agreement), including a decision of Huttig to not renew the term of the employment agreement other than for Cause, at any time outside of the Protected Period (as defined below), Mr. Furio would be entitled to receive the following, subject to his execution of an effective release of claims in favor of Huttig:

•	A cash severance payment equal to one times his then-current base salary, payable in periodic installments over 12 months;

•	A pro rata annual bonus for the year of termination, based on actual performance results for the year; and

•	An amount equal to 12 months of COBRA premiums based on the terms of Huttig’s group health plan and his coverage under such plan as of the date of termination.

Change in Control Termination Payments and Benefits

Pursuant to Mr. Vrabely’s employment agreement, in the case of a termination of employment by Huttig without “Cause” or by Mr. Vrabely for “Good Reason” (each as defined in the employment agreement), in either case, within the Protected Period, Mr. Vrabely would be entitled to receive the following, subject to his execution of an effective release of claims in favor of Huttig:

•	To the extent not previously paid, the highest base salary paid to Mr. Vrabely in any single month during the 24 months immediately prior to the date of termination;

•

A pro-rated annual bonus based on the greater of Mr. Vrabely’s average bonus for the three fiscal years immediately preceding the fiscal year in which the termination occurs or the bonus paid for the most recently completed fiscal year;

•	Cash severance equal to 3.0 times the sum of his highest base salary (as described above) and his average bonus (as described above);

•

Full vesting of all performance-based LTI awards on termination and payment for the full projected three-year performance of the outstanding LTI awards based on the actual performance through the date of termination (instead of calculating the outstanding LTI awards on a pro rata basis during the year of termination);

•	Three years of COBRA premiums based on the terms of Company’s group health plan and his coverage under such plan as of the date of termination; and

•	Full vesting of any unvested account balance under the DC Plan.

Pursuant to Mr. Furio’s employment agreement, in the case of a termination of employment by Huttig without “Cause” or by Mr. Furio for “Good Reason” (each as defined in the employment agreement), in either case, within the Protected Period, Mr. Furio would be entitled to receive the following, subject to his execution of an effective release of claims in favor of Huttig:

•	To the extent not previously paid, the highest base salary paid to Mr. Furio at any time during the 90-day period preceding the beginning of the Protected Period through the date of termination;

•

A pro-rated annual bonus based on the greater of Mr. Furio’s average bonus for the two fiscal years immediately preceding the fiscal year in which the termination occurs or the bonus paid for the most recently completed fiscal year;

•	Cash severance equal to 2.0 times the sum of his highest base salary (as described above) and his average bonus (as described above);

•	Payment of any unpaid amounts of previously deferred compensation (together with accrued interest thereon, if any) by Mr. Furio; and

•	Two years of COBRA premiums based on the terms of Company’s group health plan and his coverage under such plan as of the date of termination.

For purposes of the employment agreements with each of Messrs. Vrabely and Furio, the “Protected Period” generally means the period beginning on the closing date of a Change in Control (as defined in the applicable employment agreement, which would include the consummation of the Merger) and ending upon the first to occur of (i) the date that is 36 months from such date or (ii) the first day of the month next following the executive’s normal retirement date under Huttig’s retirement plan; provided, that, if the executive’s employment with Huttig is terminated prior to the date on which a Change in Control occurs, and it is reasonably demonstrated that such termination (A) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (B) otherwise arose in connection with or anticipation of a Change in Control, then the date on which the Protected Period begins will mean the date immediately prior to the date of the executive’s termination of employment.

Change in Control Agreement with Messrs. Keipp and Robinson. Huttig has entered into a change in control agreement with each of Philip W. Keipp, Huttig’s Vice President and Chief Financial Officer, and Brian D. Robinson, Huttig’s Senior Vice President and Chief Information Officer. The change in control agreement does not become effective until the occurrence of a Change in Control (as defined in the agreement, which would include the consummation of the Merger) and generally only provides benefits upon an involuntary or constructive termination of employment that occurs during the Change in Control Period. For purposes of this agreement, the “Change in Control Period” generally means the period beginning on the date of the occurrence of a Change in Control and ending upon the first to occur of (i) the third anniversary of such date or (ii) the first day of the month next following the executive’s normal retirement date under Huttig’s retirement plan, except that if the executive’s employment with Huttig is terminated prior to the date on which a Change in Control occurs, and it is reasonably demonstrated that such termination (A) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (B) otherwise arose in connection with or anticipation of a Change in Control, then the date on which the Change Control Period begins will mean the date immediately prior to the date of the executive’s termination of employment. Commencing on the effective date and on each annual anniversary thereof, the Change in Control Period will be automatically extended to terminate on the earlier of three years from the renewal date or the first day of the month coinciding with or next following the executive’s normal retirement date, unless Huttig gives notice of non-extension at least 60 days prior to the renewal date.

Under the change in control agreements with each of Messrs. Keipp and Robinson, in the case of a termination of employment by Huttig without “Cause” or by the executive for “Good Reason” (each as defined in the agreement), in either case, within the Change in Control Period, the executive would be entitled to receive the following, subject to his execution of an effective release of claims in favor of Huttig:

•

A pro-rated annual bonus based on the greater of the executive’s average bonus for the three fiscal years immediately preceding the fiscal year in which the termination occurs or the bonus paid for the most recently completed fiscal year;

•

Cash severance equal to 2.0 times the sum of (i) the highest base salary paid to the executive at any time during the 90-day period preceding the beginning of the Change in Control Period through the date of termination and (ii) his average bonus (as described above); and

•	Two years of COBRA premiums based on the terms of Company’s group health plan and his coverage under such plan as of the date of termination.

For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements or change in control agreement, as applicable, with each of the Company’s named executive officers in the event of a qualifying termination, see the section captioned “Compensation Arrangements Entered Into in Connection with the Merger — Information Regarding Golden Parachute Compensation” in this Item 3 of this Schedule 14D-9 and the assumptions set forth therein. With respect to Mr. Robinson, using those same assumptions, including if the Effective Time occurred on March 20, 2022 and his employment was terminated by Huttig without cause or by him for good reason immediately following the Effective Time, the aggregate amount of severance payable to Mr. Robinson pursuant to his change in control agreement, as described above, would be $1,664,333, consisting of $1,383,686 representing cash severance payments, $11,381 representing the value of Company-paid COBRA premiums and $269,266 representing the aggregate value of the acceleration of Huttig Restricted Stock held by him.

Restrictive Covenant Obligations

The employment agreements with each of Messrs. Vrabely and Furio and the change in control agreement with each of Messrs. Keipp and Robinson generally prohibit each executive from engaging in certain conduct during the term of employment and for one year following termination from employment with Huttig, namely (i) engaging in any business that is competitive with Huttig, (ii) soliciting for employment any current employee of Huttig or any individual who had been employed by Huttig in the one year prior thereto, (iii) soliciting the business of Huttig or doing business with any actual or prospective customer or supplier of Huttig, and (iv) taking any action which is intended, or would reasonably be expected, to harm Huttig or its reputation or which would reasonably be expected to lead to unwanted or unfavorable publicity to Huttig. The employment agreements and change of control agreement also generally prohibit the officer from disclosing any confidential information of Huttig at any time.

Sections 280G and 4999 of the Code

None of the executive officers are entitled to any gross-up payments in respect of any excise taxes imposed on “excess parachute payments” under Sections 280G and 4999 of the Code.

Under the employment agreements with Mr. Vrabely and the change in control agreements with each of Messrs. Keipp and Robinson, if it is determined that any payment or benefit would constitute a parachute payment under Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such payments or benefits will be reduced to the extent necessary so that no portion thereof will be subject to the excise tax imposed by Section 4999 of the Code but only if, by reason of such reduction, the net after-tax benefit received by the executive will exceed the net after-tax benefit received by the executive if no such reduction was made. Under the employment agreement with Mr. Furio, if any portion of any payment thereunder would constitute an “excess parachute payment” under Section 280G of the Code, then the payments to be made to Mr. Furio under the employment agreement and any other agreement or plan or program of Huttig will be reduced to an amount that is one dollar less than the maximum amount allowable without becoming subject to the excise tax imposed by Section 4999 of the Code.

LTI Awards

Mr. Vrabely’s employment agreement with Huttig provides that on an annual basis, he is eligible to receive a long-term incentive award, which award may be cash-based or stock-based and subject to time-vesting or performance-vesting as the Board will determine in its sole discretion. Mr. Vrabely currently holds two LTI awards consisting of the 2021 Cash LTI Award granted in 2021 and the 2020 Cash LTI Award granted in 2020.

The 2021 Cash LTI Award provides for a target amount of $400,000 and a payout ranging from 0% to 200% of target for each annual performance goal to be earned over a three-year performance period (2021-2023) based on the achievement of certain performance goals. Huttig achieved the applicable performance goals for 2021 which resulted in a payout to Mr. Vrabely, such that the 2021 Cash LTI Award remains outstanding with respect to the performance goals for 2022 and 2023. The terms of the 2021 Cash LTI Award generally provide for a pro-rata payout upon a termination of employment, subject to the terms of Mr. Vrabely’s employment agreement which provides for certain accelerated vesting and payout of all LTI awards upon a qualifying termination of employment as described above. It is anticipated that the terms and conditions of the 2021 Cash LTI Award will continue in effect following the closing of the Merger, such that no accelerated payout would be triggered by the Merger.

The 2020 Cash LTI Award provides for a target amount of $500,000 and a payout ranging from 0% to 200% of target for each annual performance goal to be earned over a three-year performance period (2020-2022) based on the achievement of certain performance goals. Huttig achieved the applicable performance goals for 2020 and 2021 which resulted in a payout to Mr. Vrabely, such that the 2020 Cash LTI Award remains outstanding with respect to the performance goals for 2022. The terms of the 2021 Cash LTI Award generally provide for a pro-rata payout upon a termination of employment, subject to the terms of Mr. Vrabely’s employment agreement which provides for certain accelerated vesting and payout of all LTI awards upon a qualifying termination of employment as described above. In addition, the terms of the 2020 Cash LTI Award provide that if a “Change in Control” (as defined in the award agreement, which would include the consummation of the Offer and the Merger) occurs during the performance period, then Mr. Vrabely will receive a pro-rata payout as adjusted for actual performance measured through the day prior to the date of the Change in Control as if such date was the end of the performance period. The approximate value of the cash payout that Mr. Vrabely would be entitled to receive with respect to the 2020 Cash LTI Award in connection with the consummation of the Merger, assuming the Effective Time occurred on March 20, 2022, is $405,481.

Supplemental Executive Retirement Plan

Huttig established the DC Plan in which only Mr. Vrabely participates. Under the DC Plan, and consistent with the terms of Mr. Vrabely’s employment agreement, Huttig makes an annual contribution, with the amount to be determined by the Board in its discretion based on Company and individual performance. No elective deferrals by Mr. Vrabely are permitted. During the deferral period, balances in Mr. Vrabely’s account under the DC Plan are adjusted with deemed investment returns based on Mr. Vrabely’s investment choices, all of which are based on market rates of return. Mr. Vrabely’s account balance under the DC Plan will become vested on January 1, 2023, subject to his continued employment with Huttig through such date; provided, that any unvested account balance will become fully vested in the event of his death, permanent disability, termination of employment by Huttig without cause or termination of employment by Mr. Vrabely for good reason, or in the event that the DC Plan is terminated by Huttig following a change of control. Vested balances are payable from the DC Plan in a lump sum following Mr. Vrabely’s termination of employment or his earlier disability or death. The terms of Mr. Vrabely’s employment agreement provides for certain accelerated vesting of any unvested account balance under the DC Plan upon a qualifying termination of employment as described above. It is anticipated that the terms and conditions of the DC Plan will continue in effect following the closing of the Merger.

Compensation Arrangements Entered Into in Connection with the Merger

Director and Executive Officer Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of Huttig’s current directors or executive officers have entered into any agreements or arrangements with Parent or its affiliates regarding continued service with Parent or its respective affiliates after the effective time of the Merger, it is possible that Parent or its affiliates may enter into employment or other arrangements with Huttig’s management in the future.

Continuing Employee Benefits

Under the Merger Agreement, Parent has agreed that, until December 31, 2022, Parent will provide, or cause to be provided, to each continuing employee of Huttig and its Subsidiaries (so long as such individual continues to be actively employed by the Surviving Corporation or any affiliate thereof) with (i) a base salary or wage rate that is no less than that provided to such continuing employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities that are no less favorable, in the aggregate, than those provided to such continuing employee immediately prior to the Effective Time and (iii) other compensation and employee benefits that in the aggregate are no less favorable than those provided to such continuing employee under Huttig’s benefit plans immediately prior to the Effective Time.

Parent has also agreed to cause all continuing employees to be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the same extent they were eligible to participate under Huttig’s health and welfare benefit plans immediately prior to the Effective Time (or, if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the continuing employees will be eligible to participate in the corresponding health and welfare benefit plans of the Surviving Corporation or an affiliate thereof. If service is relevant for eligibility or vesting under any benefit plan of Parent or the Surviving Corporation, then Parent will ensure that such benefit plan will, for purposes of eligibility and vesting (in each case other than with respect to any defined benefit pension plan, equity plan or phantom equity plan), but not for purposes of benefit accrual (except with respect to paid time off accruals), credit continuing employees for service prior to the Effective Time with Huttig and its Subsidiaries or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of Huttig. In addition, to the extent permissible under applicable law, Parent and the Surviving Corporation will credit each continuing employee with any accrued but unused paid time off with Huttig or its Subsidiaries as of the Effective Time.

In addition, following the Effective Time until December 31, 2022, Parent will (i) waive any preexisting condition limitations otherwise applicable to continuing employees and their eligible dependents under any health benefit plan of Parent or its affiliates in which continuing employees are eligible to participate following the Effective Time, other than any limitations that were in effect immediately prior to the Effective Time under the corresponding employee benefit plans of Huttig and its Subsidiaries, (ii) honor any deductible, co-payment, co-insurance or out-of-pocket expenses incurred by the continuing employees and their eligible dependents under a benefit plan of Huttig or an affiliate thereof in which they participated immediately prior to the Effective Time to be taken into account for purposes of satisfying any deductibles, co-payments, co-insurance or out-of-pocket maximums applicable for the plan year of the group health plan of Parent or its affiliate to the extent replacement coverage is provided under such plan and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to continuing employees and their eligible dependents on or after the Effective Time, in each case to the extent that any similar limitation or requirement had been satisfied under an analogous benefit plan of Huttig prior to the Effective Time.

Parent acknowledges that, upon the occurrence of the Acceptance Time, a “change in control” or “change of control” of Huttig will have occurred for purposes of each benefit plan of Huttig or its Subsidiaries in which such definition or similar definition appears.

Parent has agreed to provide, or will cause its affiliates to provide, each continuing employee who experiences a termination of employment from Parent or its affiliates at any time prior to December 31, 2022 with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such continuing employee by Huttig and its Subsidiaries under the applicable severance policies had such termination occurred prior to the Effective Time.

Nothing in the Merger Agreement is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third party beneficiary of the Merger Agreement or have the right to enforce the provisions of the Merger Agreement. Further, nothing in the Merger Agreement will (i) be construed to create a right in any person to employment with Parent, the Surviving Corporation or any affiliate thereof or to any compensation or benefits, or (ii) limit the ability of Parent, the Surviving Corporation or any affiliate thereof to terminate the employment of any person.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Huttig’s named executive officers who were named executive officers in Huttig’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure under Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time occurred on March 20, 2022, (ii) the employment of each named executive officer was terminated by Huttig without cause or by the named executive officer for good reason immediately following the Effective Time, entitling the named executive officer to receive severance payments and benefits under the applicable employment or change in control agreement, (iii) the named executive officer’s base salary rates and target bonus opportunities remain unchanged, which base salary rate represents the highest paid base salary paid to each named executive officer, (iv) the Huttig Restricted Stock awards held by each named executive officer as of March 20, 2022, will become fully vested and then canceled in exchange for a cash payment equal to Offer Price per share, (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time;= and (vi) no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the discussion above in the section captioned “Arrangements with Current Directors and Executive Officers of Huttig” in Item 3 of this Schedule 14D-9. The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Jon P. Vrabely	7,164,867	615,892	2,112,373	9,893,131
Robert Furio	3,976,262	713,326	21,058	4,710,646
Philip W. Keipp	2,235,890	410,152	20,868	2,666,910

(1)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the executive officer may become entitled under his employment agreement (in the case of Messrs. Vrabely and Furio) or change in control agreement (in the case of Mr. Keipp) in connection with a qualifying termination during the Protected Period or the Change in Control Period, respectively, as described in further detail in the section captioned “Arrangements with Current Directors and Executive Officers of Huttig — Employment and Change in Control Agreements” in this Item 3 of this Schedule 14D-9.

The cash severance payments will be made in an amount equal to (i) cash severance equal to a multiple (3.0 for Mr. Vrabely or 2.0 for each of Messrs. Furio and Keipp) of base salary (as described above) and the named executive officer’s average bonus for the three (in the case of Messrs. Vrabely and Keipp) or two (in the case of Mr. Furio) fiscal years immediately preceding the fiscal year in which the termination occurs, (ii) a cash payment equal to a pro-rated annual bonus based on the greater of the named executive officer’s average bonus for the three (in the case of Messrs. Vrabely and Keipp) or two (in the case of Mr. Furio) fiscal years immediately preceding the fiscal year in which the termination occurs or the bonus paid for the most recently completed fiscal year and (iii) for Mr. Vrabely only, full vesting of all LTI awards on termination and payment for the full projected three-year performance of the outstanding LTI awards based on the actual performance through the date of termination (instead of calculating the outstanding LTI awards on a pro rata basis during the year of termination). The following table breaks down the amounts in this column by types of payment:

Name	Multiple of Base Salary ($)	Multiple of Average Bonus ($)	Total Multiple of Base Salary and Average Bonus ($)	Pro-Rata Portion of Annual Bonus ($)	Cash LTI Awards Payment ($)	Total Cash Payment ($)
Jon P. Vrabely	1,890,000	3,702,232	5,592,232	585,265	987,369	7,164,866
Robert Furio	950,000	2,608,654	3,558,654	417,608	—	3,976,262
Philip W. Keipp	745,000	1,199,183	1,944,683	291,207	—	2,235,890

(2)

This amount represents “single trigger” vesting acceleration of Huttig Restricted Stock awards held by each named executive officer at the assumed Effective Time. The value of such Huttig Restricted Stock awards is calculated by multiplying the number of Shares subject to the awards by the Offer Price. For the number of Huttig Restricted Stock awards held by each named executive officer and for more information on the treatment of such awards under the Merger Agreement, please see the sections above captioned “Effect of the Offer and the Merger on Stock Awards—Generally” and “Table of Estimated Consideration Payable for Equity Awards Held by Directors and Executive Officers.”

(3)

This amount represents (i) the estimated cost of COBRA premiums for a specified period of time (three years for Mr. Vrabely or two years for each of Messrs. Furio and Keipp) following termination based on the terms of Company’s group health plan and his coverage under such plan as of the assumed date of termination and (ii) for Mr. Vrabely only, includes the value of the accelerated vesting of his unvested account balance under the DC Plan as of the assumed date of termination, which is equal to $2,058,382. Please see the section above captioned “Supplemental Executive Retirement Plan” for additional information regarding the DC Plan.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Huttig Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Huttig or their respective affiliates and any of the directors, officers or employees of Huttig or its subsidiaries that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such director, officer or employee, and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Huttig has included in its second amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as so amended from time to time.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person served in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court will deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The amended and restated bylaws of Huttig (as amended, the “Bylaws”) provide that Huttig will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Huttig, or is or was serving, or has agreed to serve, at Huttig’s request, as a director or officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Huttig’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Bylaws provides that Huttig will indemnify any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of Huttig, or is or was serving, or has agreed to serve, at Huttig’s request as a director or officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnitee in connection with the defense or settlement of such action or suit and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Huttig, except that no indemnification will be made with respect to any claim, issue or matter as to which such Indemnitee will have been adjudged to be liable to Huttig, unless and only to the extent that the court of Chancery of Delaware or the court in which such action or suit was brought will determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery or such other court will deem proper. Expenses must be advanced to an Indemnitee under certain circumstances.

The indemnification provisions contained in the Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, Huttig maintains insurance on behalf of Huttig’s directors and executive officers insuring them against certain liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides for certain exculpation, indemnification, advancement of expenses and insurance rights in favor of the Indemnitees and any person who is or was at any time prior to the Effective Time an employee or agent (including as a fiduciary with respect to any employee benefit plan) of Huttig, any of its subsidiaries and any of their respective predecessors. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and Merger Sub have agreed to honor and fulfill in all respects the obligations of Huttig and its subsidiaries under the indemnification, exculpation and expense advancement provisions in the charter, bylaws or comparable organizational document of Huttig or any of its subsidiaries, as well as agreements related to indemnification and advancement of expenses, in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Corporation are required to cause the Charter, the Bylaws (and/or other similar organizational documents), indemnification agreements and other agreements relating to exculpation, indemnification and advancement of expenses of the Surviving Corporation and its subsidiaries to be maintained in effect without repeal or other modification that would adversely affect any right thereunder or any Indemnified Person.

From and after the Acceptance Time, in the event any proceeding arising in whole or part out of, based in whole or in part or otherwise pertaining to (i) the fact that an Indemnified Person is or was a director (including in a capacity as a member of any committee), officer, employee or agent (including as a fiduciary with respect to any employee benefit plan) of Huttig, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the transactions contemplated thereby, whether asserted before or after the Acceptance Time, Parent and the Surviving Corporation will, jointly and severally, indemnify, defend and hold harmless, as and to the fullest extent permitted by applicable Law, each Indemnitee Person (whether or not a party to such proceeding) against any and all losses, claims, damages, liabilities, judgments, fines, amounts paid in settlement and other costs and expenses, including reasonable attorney’s fees and expenses and other costs and expenses in advance of the final disposition of such proceeding to each Indemnitee to the fullest extent permitted by applicable Law subject to the receipt of any undertaking required by applicable law, in connection with such proceeding.

At or prior to the Effective Time, Huttig may obtain prepaid or “tail” insurance policies with a claims period of six years from the Effective Time, covering each Indemnities on terms and conditions, including with respect to coverage amounts, deductibles and exclusions, that are, individually and in the aggregate, no less favorable to any Indemnities than those contained in such policies in effect as of the date of the Merger Agreement. If Huttig does not obtain such prepaid or “tail” insurance policies, then for a period beginning on the Effective Time and ending six years after the Effective Time, Parent will maintain in effect Huttig’s current directors’ and officers’

insurance policies and fiduciary risk insurance policies (collectively, “D&O Insurance”) with respect to acts or omissions occurring at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby), covering each Indemnitee on terms and conditions, including with respect to coverage amounts, deductibles and exclusions, that are, individually and in the aggregate, no less favorable to any Indemnitee than those contained in such policies in effect as of the date of the Merger Agreement, except that if such policies are not available at an aggregate cost not greater than 300% of the annual premium amount paid by Huttig for such policies immediately prior to the Effective Time, then, the Surviving Corporation will purchase policies with the greatest coverage available for a cost not exceeding such amount.

Section 16 Matters

The Merger Agreement provides that, prior to the Acceptance Time, Huttig will take all such steps as may be required to cause any dispositions of Huttig’s securities (including derivative securities with respect to the Shares) resulting from the Offer and the Merger by each director and executive officer of Huttig and its subsidiaries who is subject to reporting requirements of Section  16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Huttig Board.

At a meeting of the Huttig Board held on March 20, 2022, the Huttig Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Huttig and its stockholders, (ii) declared it advisable for Huttig to enter into the Merger Agreement, (iii) approved the execution, delivery and performance of the Merger Agreement by Huttig and the consummation by Huttig of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) resolved that the Merger will be effected pursuant to Section 251(h) of the DGCL and (v) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Huttig Board hereby recommends that Huttig’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the joint press release issued by Huttig and Parent dated March 21, 2022, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(B) and incorporated herein by reference.

Background and Reasons for the Huttig Board’s Recommendation.

Background of the Offer and the Merger

The Huttig Board and management regularly evaluate Huttig’s business and financial plans and prospects. As part of this evaluation, the Huttig Board and management also periodically consider strategic alternatives to maximize value for Huttig’s stockholders. In particular, the Huttig Board and management have considered a number of potential strategic transactions, including from time to time evaluating a potential sale of Huttig, to seek to enhance value for Huttig’s stockholders.

Beginning in early 2021, the Huttig Board and management began to actively explore a range of strategic alternatives, including the possibility of a sale of Huttig. The management team developed an updated three- to five-year strategic business and financial plan for Huttig, identifying key initiatives and priorities to expand the business and maximize financial performance over the next three to five years. In addition to developing the strategic business and financial plan, management also discussed a variety of strategic alternatives with Huttig’s financial advisors, including a potential sale of Huttig. Following these discussions, on September 1, 2021, Huttig extended and amended the terms of an existing engagement of Lincoln International LLC, a global investment banking firm with substantial experience in the building products industry (“Lincoln”), to advise Huttig in connection with the Huttig Board’s consideration of strategic alternatives. Also on September 1, 2021, Huttig engaged Larry Repar, who has significant experience in the building products industry, to provide consulting services in connection with the Huttig Board’s consideration of strategic alternatives.

On August 31, 2021, the Huttig Board held a meeting via videoconference in which representatives of Lincoln and Baker & McKenzie LLP (“Baker McKenzie”), outside legal counsel to Huttig, and members of Huttig’s senior management participated. At the meeting, Jon Vrabely, Huttig’s President and Chief Executive Officer, provided an update to the Huttig Board on the status of management’s strategic plan and the prioritization of business initiatives. Lincoln provided a presentation to the Huttig Board regarding the current environment for mergers and acquisitions and a valuation analysis of Huttig. Representatives of Baker & McKenzie provided a presentation on the Huttig Board’s fiduciary duties under Delaware law in connection with a potential sale of Huttig and responded to questions regarding potential transaction structures and the timing of the review process. Following the presentations, Delbert H. Tanner, the Chairman of the Huttig Board, led a discussion regarding Huttig’s three- to five-year strategic business and financial plan, Lincoln’s evaluation of the state of the mergers and acquisitions market and its recommendations regarding the timing of a potential sale of Huttig. Mr. Tanner suggested scheduling another meeting of the Huttig Board in several weeks to provide the directors with additional time to review the presentation materials and consider next steps. The Huttig Board directed management to continue to evaluate and prepare for additional discussion regarding a potential strategic alternatives review process at the next meeting of the Huttig Board.

On October 4, 2021, the Huttig Board held a meeting via videoconference in which members of Huttig’s senior management participated. At the meeting, Mr. Tanner asked management to provide an update regarding preparations for a possible strategic alternatives review process. Management provided information regarding the preparation of an electronic data room, a confidential information presentation regarding Huttig’s business, and a communications plan. Management also discussed with the Huttig Board a list of potential strategic and financial acquirers prepared by Lincoln and asked that directors review the list to identify any potential conflicts of interest between the directors and the potential acquirers. The directors confirmed that there were no such conflicts of interest. In addition, management discussed with the Huttig Board the recommendation of Baker McKenzie that the Huttig Board establish a transaction committee to oversee the review process and that the Huttig Board consider adopting an amendment to Huttig ’s bylaws establishing the Delaware courts as the exclusive forum for resolving claims arising under Delaware law against Huttig or its directors, officers or employees. The Huttig Board discussed the information provided by management and the views of the directors on whether to proceed with a strategic alternatives review process.

Based on the consensus of the Huttig Board, Mr. Tanner directed Huttig’s counsel to prepare and circulate to the directors a unanimous written consent effective as of October 11, 2021 authorizing Huttig to initiate a public strategic initiatives review process, appointing Mr. Tanner and directors J. Keith Matheney and James Hibberd as members of a transaction committee (the “Transaction Committee”) to oversee the review process on behalf of the Huttig Board, and the adoption of an amendment to Huttig’s bylaws to include a Delaware forum selection bylaw.

After the close of trading on the Nasdaq Stock Market on October 13, 2021, Huttig issued a press release announcing the initiation of its strategic alternatives review process. The press release indicated that no timetable had been set for completion of the process and that Huttig did not intend to disclose developments related to the process unless and until the Huttig Board determined that further disclosure is appropriate or required. The closing price of the Shares on the Nasdaq Stock Market on October 13, 2021, the last trading day prior to Huttig’s announcement, was $5.21 per share.

Following Huttig’s announcement, management, with the assistance of Lincoln and Baker McKenzie, continued to finalize Huttig’s electronic data room containing business, financial, tax, legal and other information regarding Huttig and its business, including a five-year financial forecast prepared by Huttig’s senior management, a brief summary of Huttig’s business based on publicly-available information, and a confidential information presentation including detailed publicly-available and confidential information regarding Huttig and its business.

At the request of Huttig, beginning on October 14, 2021, Lincoln approached a total of 112 parties, including 13 strategic bidders and 99 private equity bidders, regarding their potential interest in participating in Huttig’s strategic alternatives review process. Of the parties contacted, at total of 31 parties, including nine strategic bidders and 22 private equity bidders, entered into non-disclosure agreements with Huttig and received Huttig’s detailed confidential information presentation.

On October 13, 2021, Party A, a private investment fund and Huttig stockholder that had previously entered into a standstill agreement with Huttig in August 2020, contacted Lincoln on an unsolicited basis and expressed interest in participating in Huttig’s review process. Party A did not ultimately enter into a nondisclosure agreement or otherwise participate in the process.

On October 18, 2021, Mr. Tanner received an unsolicited letter from Party B, a private investment fund, that included a written offer to make payments to each of Huttig’s directors and executive officers in exchange for entering into agreements to support a tender offer transaction proposed by Party B to acquire 50% plus one share of Huttig’s outstanding Shares at an unspecified price.

On October 19, 2021, the Transaction Committee held a meeting via videoconference in which representatives of Lincoln and members of Huttig’s senior management participated. During the meeting, the Transaction Committee discussed the status of Huttig’s review process, the timeline for the process and potential responses to the requests received from Party A and Party B.

Also on October 19, 2021, Kelly Dame, the Chief Executive Officer of Parent, called Mr. Vrabely regarding Huttig’s October 13, 2021 press release to confirm that the Huttig Board would consider a tender offer to purchase all of the outstanding Shares of Huttig. Mr. Vrabely informed Mr. Dame that the Huttig Board had engaged Lincoln and Mr. Repar as its financial advisors and that one of them would contact Mr. Dame in the near future to engage Parent in the process, if it were so inclined.

On October 20, 2021, the Huttig Board held a meeting via videoconference in which members of Huttig’s senior management participated. The members of the Transaction Committee updated the Huttig Board regarding the status of Huttig’s review process and the directors discussed potential responses to the requests received from Party A and Party B. The consensus of the Huttig Board was that Party A should be requested to provide a proposed transaction valuation and information demonstrating Party A’s ability to complete its proposed acquisition transaction. The Huttig Board further determined that the proposal received from Party B was not in the best interest of stockholders and should not be pursued.

On October 22, 2021, Mr. Repar called Mr. Dame to inquire whether Parent might be interested in pursuing a potential strategic transaction involving Huttig.

On October 25, 2021, based on instructions received from the Huttig Board, Lincoln contacted Party A to request the information required by the Huttig Board and contacted Party B to decline its proposal on behalf of Huttig and the Huttig Board.

On November 8, 2021, Huttig entered into a confidentiality agreement with Parent.

From November 17 through November 19, 2021, Huttig received the following indications of interest from bidders participating in the first stage of its strategic alternatives review process:

Parent	Strategic Bidder	$9.50 to $12.00
Party C	Strategic Bidder	$9.50 to $11:50
Party D	Strategic Bidder	$9.50 to $10.50
Party E	Strategic Bidder	$7.00 to $8.00
Party F	Strategic Bidder	$7.85
Party G	Private Equity Bidder	$7.22 to $8.13

On November 23, 2021, the Transaction Committee held a meeting via videoconference in which representatives of Lincoln and members of Huttig’s senior management participated. Mr. Vrabely reviewed Huttig’s stock price performance and trading volume since the announcement of Huttig’s strategic alternatives review process and the trading prices of the shares of comparable public companies. Lincoln discussed current mergers and acquisitions market trends and Lincoln’s current valuation of Huttig based on its recent financial performance.

Lincoln then reviewed the indications of interest received by Huttig to date. Lincoln indicated that Party C appeared to have a high level of interest given the significant synergies potentially arising from its acquisition of Huttig. Lincoln further indicated that Party D appeared have a high level of interest in pursuing a transaction. Lincoln then reported on the indication of interest received from Parent. Lincoln stated that, although Parent’s indication provided the highest range of transaction valuations, there was concern because Parent had indicated that it would require 90 days to complete its due diligence review of Huttig and that it had submitted an indication of interest with respect to the purchase of another company that, if accepted, would preclude it from participating further in Huttig’s review process. Lincoln discussed three additional indications of interest received from Party E, Party F and Party G, noting that all three indications proposed transaction valuations below Huttig’s then-current share price of $8.65 per share. Lincoln noted that each of these bidders had expressed concern with the future sustainability of Huttig’s financial performance. Lincoln also noted that several private equity bidders were potentially interested in Huttig, but had decided not to submit indications of interest because they did not believe they could compete successfully against strategic bidders, which were expected to realize substantial synergies from an acquisition of Huttig.

Following a discussion, the Transaction Committee approved continued discussions with Parent, Party C and Party D in the second stage of Huttig’s review process, including providing access to Huttig’s electronic data room and scheduling management presentations. With respect to the other three bidders, the Transaction Committee instructed Lincoln to follow up with each bidder and request that they provide a revised indication of interest based on Huttig’s internal financial projections and specify what information they would require to confirm the achievability of the projections.

On or about November 28, 2021, Huttig provided Parent, Party C and Party D with access to its electronic data room.

On November 29, 2021, Party E submitted a revised indication of interest proposing a transaction value in the range of $9.00 to $10.00 per share. Also on November 29, 2021, Party G submitted a revised indication of interest proposing a transaction value in the range of $8.13 to $9.95 per share.

On November 30, 2021, the Transaction Committee held a meeting via videoconference in which representatives of Lincoln and members of Huttig’s senior management participated. Management discussed the request made at the prior meeting of the Transaction Committee to follow up with certain of the bidders regarding the terms of their indications of interest. Lincoln reported that Parent had agreed to accelerate the timeline for its due diligence review of Huttig. Lincoln also reported on the revised indications of interest received from Party E and Party G. Mr. Vrabely advised the Transaction Committee that Party H, a strategic bidder, continued to express interest in Huttig despite not having submitted an indication of interest. Mr. Vrabely stated that Party H had requested an extension of the deadline to provide an indication of interest and had agreed to expedite its due diligence review in order to participate in the process. Following a discussion, the Transaction Committee approved continuing discussions with Party E and Party G based on their revised indications of interest and authorized providing them with data room access and scheduling management presentations. The Transaction Committee further provided management with discretion to continue discussions with Party H assuming that it was able to accelerate its due diligence review and provide an indication of interest in the same range as other bidders.

During December 2021, Huttig’s senior management, with the assistance of Lincoln, provided detailed management presentations in person and via videoconference that were attended by representatives of Parent, Party C, Party D, Party E and Party G. The management presentation to Parent occurred on December 8, 2021. Also in December 2021, Lincoln distributed a letter to participating bidders establishing a December 22, 2021 deadline for revised indications of interest.

On December 22, 2022, Parent sent Lincoln an updated indication of interest to acquire all of the outstanding Shares of Huttig at $8.00 per share.

On December 23, 2021, the Transaction Committee held a meeting via videoconference in which representatives of Lincoln and members of Huttig’s senior management participated. Lincoln reported that Party D had submitted a revised indication of interest at $10.00 per share and that Party G had submitted a revised indication of interest at $9.49 per share. Lincoln noted that Parent had submitted a revised indication of interest at $8.00 per share, but that it was only interested in purchasing Huttig’s door business. Lincoln indicated that none of the other parties participating in the review process had submitted revised indications of interest by the bid deadline.

On December 27, 2021, Lincoln sent a final bid instruction letter to Party D and Party G with instructions to provide a mark-up of the proposed form of Merger Agreement prepared by Baker McKenzie, providing for a two-step tender offer-merger transaction, which was made available in the data room. Lincoln did not send the final bid instructions letter to Parent.

On January 4, 2022, Party D requested that Huttig permit it to contact parties that would potentially be interested in acquiring Huttig’s door business following an acquisition of Huttig by Party D. Following the request by Party D, Lincoln contacted Parent and two other building products companies regarding the request.

On January 10, 2022, the Transaction Committee held a meeting via videoconference in which members of Huttig’s senior management participated. The Transaction Committee and management discussed the mark-up of the Merger Agreement received from counsel to Party D and the issues list received from counsel to Party G. The Transaction Committee and management also discussed the status of the due diligence process and plans to accommodate requests by bidders for site visits to certain Huttig facilities while minimizing disruptions to Huttig’s operations.

During January 2022, Party D and Party G conducted a due diligence review of Huttig and its business. Also during January 2022, counsel for Party D submitted a mark-up of the draft Merger Agreement proposed by Huttig and counsel for Party G submitted a term sheet summarizing certain comments relating to the Merger Agreement. Representatives of Baker McKenzie subsequently participated in separate phone conferences with counsel for Party D and Party G to provide feedback on their mark-up and term sheet.

On January 20, 2022, Parent and Party D held initial discussions about a potential purchase and divestiture, to Parent, of Huttig’s door business.

On January 26, 2022, Party D submitted a final indication of interest at $10.00 per share and Party G submitted a final indication of interest at $8.78 per share.

Also on January 28, 2022, the Transaction Committee held a meeting via videoconference in which representatives of Lincoln and Baker McKenzie and members of Huttig’s senior management participated. The Transaction Committee reviewed the final indications of interest received from Party D and Party G and discussed appropriate valuations at which the Transaction Committee would support a sale of Huttig. The Transaction Committee requested that Huttig’s senior management prepare a break-up analysis of Huttig’s business based on comparable company multiples by product segment. The Transaction Committee also requested that Lincoln and Mr. Repar negotiate with Party D and Party G to seek increases in their proposed valuations.

On January 31, 2022, Mr. Vrabely spoke by phone with Kelly Dame, the Chief Executive Officer of Parent, regarding Parent’s potential interest in acquiring Huttig’s door business if Huttig were to be acquired by Party D. On or around January 31, 2022, Mr. Repar also held discussions with Party F regarding its potential interest in acquiring Huttig’s door business.

On February 3 and 4, 2022, respectively, Party G submitted a revised final indication of interest at $9.60 per share and Party D confirmed its final indication of interest at $10.00 per share. Party D in its indication of interest referenced a preference for a one-step merger structure, rather than the tender offer-merger structure proposed by Huttig.

Also on February 4, 2022, Parent held additional discussions with Party D, but thereafter ceased further discussions upon the request of Huttig because the parties had reinitiated discussions regarding a full acquisition of Huttig by Parent.

On February 8, 2022, Mr. Vrabely and Mr. Dame spoke by phone to discuss the possibility of Parent submitting a revised indication of interest. Huttig also provided Parent with detailed financial information and shared with Parent the break-up analysis prepared by Huttig’s senior management at the request of the Transaction Committee at its January 28, 2022 meeting.

On February 9, 2022, Philip Keipp, Huttig’s Chief Financial Officer, met with members of Parent’s tax department to discuss Huttig accounting and tax matters.

On February 10, 2022, the Transaction Committee held a meeting via videoconference in which representatives Baker McKenzie, Mr. Repar and members of Huttig’s senior management participated. The Transaction Committee discussed the indications of interest received from Party D and Party G as well as recent discussions with Parent. Mr. Vrabely indicated that he expected Parent would submit a revised indication of interest. The Transaction Committee requested that Mr. Vrabely, Mr. Repar and Lincoln continue to work with Party D to increase its valuation while awaiting a revised indication of interest from Parent. The Transaction Committee authorized Mr. Vrabely to negotiate the terms of an exclusivity agreement with Party D or Parent provided that they agree to a valuation of at least $11.00 per share.

Also on February 10, 2022, Mr. Vrabely spoke with Mr. Dame and other representatives of Parent regarding detailed due diligence discussions, and Mr. Repar participated in a videoconference with representatives of Party D regarding a possible increase in Party D’s proposed valuation.

On February 11, 2022, Party D submitted a revised final indication of interest at $10.60 per share and Parent submitted an updated indication of interest at $11.00 per share.

On February 12, 2022, Mr. Vrabely participated in a videoconference with Mr. Dame during which Mr. Dame confirmed a valuation of $11.00 per share and requested that Huttig enter into an exclusivity agreement with Parent in order to permit Parent to complete its due diligence review and finalize its financing for the proposed transaction. During the discussion, the parties agreed that Parent would increase its proposed valuation to $11.25 per share in exchange for a grant of exclusivity. Subsequent to the videoconference, Parent confirmed its proposed valuation of $11.25 per share in writing.

On February 14, 2022, Huttig and Parent entered into an agreement granting Parent exclusivity through March 6, 2022 and requiring Parent to meet certain milestones with respect to completion of its due diligence review and the finalization of its financing for the proposed transaction during the exclusivity period. The agreement also required Parent to request its legal counsel to provide a full mark-up of the draft Merger Agreement previously circulated to bidders by February 18, 2022.

On February 18, 2022, Parent’s legal counsel, Stoel Rives LLP (“Stoel Rives”), submitted a mark-up of the draft Merger Agreement to Lincoln. Among the changes proposed in the mark-up, Parent requested that the directors and executive officers of Huttig enter into tender and support agreements (“Tender and Support Agreements”) pursuant to which they would agree to tendering their Shares in the Offer, certain modifications of the definitions of the defined terms “Intervening Event” and “Material Adverse Effect,” expansion of and modifications to certain of Huttig’s representations and warranties, certain modifications to the representations and warranties and covenants of Parent relating to debt financing, certain changes favorable to Parent in the regulatory approval covenant addressing Parent’s obligations to accept remedies in order to obtain HSR Act approval, certain additional operating covenants and a termination fee payable by Huttig under certain circumstances, including a change in the recommendation of the Huttig Board in favor of the Offer, equal to 5.0% of Huttig’s implied equity value.

On February 22, 2022, the Huttig Board held a meeting via videoconference in which representatives of Lincoln and Baker McKenzie, Mr. Repar and members of Huttig’s senior management participated. Mr. Vrabely informed the directors of the background of Parent’s renewed interest in the review process, noting the valuation and break-up analysis completed by Huttig’s senior management and advisors. Mr. Vrabely also noted Mr. Repar’s continued efforts to engage with Party D regarding their final indication of interest. Mr. Vrabely discussed Parent’s initial $11.00 per share valuation, and its agreement to increase its valuation to $11.25 per share in exchange for exclusivity. Representatives of Lincoln discussed Parent’s activities with respect to its due diligence review since being granted exclusivity.

On February 23, 2022, representatives of Baker McKenzie and Stoel Rives participated in a videoconference to discuss the mark-up of the Merger Agreement prepared by Stoel Rives.

On February 26, 2022, Baker McKenzie provided a revised draft of the Merger Agreement to Stoel Rives. The revised draft included certain changes to the defined term “Material Adverse Effect,” modifications of certain of Huttig’s representations and warranties, certain modifications to the regulatory approval covenant favorable to Huttig, certain modifications to Huttig’s operating covenants and a reduced termination fee payable by Huttig of 2.5%.

On March 2, 2022, Parent requested that Huttig extend its exclusivity period through March 18, 2022 in order to permit Parent to complete its due diligence review and finalize its debt commitment for the transaction, and representatives of Baker McKenzie and Stoel Rives discussed outstanding diligence matters and the status of outstanding transaction negotiation points.

On March 3, 2022, Huttig and Parent entered into an amendment to their exclusivity agreement extending the exclusivity period until March 18, 2022. The amendment required Parent to work in good faith to finalize the Merger Agreement no later than March 8, 2022 and to finalize Parent’s remaining due diligence and submit a debt commitment letter by the end of the extended exclusivity period.

Also on March 3, 2022, representatives of Baker McKenzie and Stoel Rives participated in a videoconference to discuss the revised draft of the Merger Agreement and certain matters relating to due diligence. Later on March 3, 2022, Stoel Rives provided Baker McKenzie with a revised draft of the Merger Agreement and a preliminary draft of a form of Tender and Support Agreement. The revised draft of the Merger Agreement proposed certain further changes to the “Material Adverse Effect” definition, a minimum period of 40 days prior to the closing of the Offer to permit syndication of Parent’s financing for the transaction, certain additional changes in the regulatory approval covenant favorable to Parent and a 4.0% Huttig termination fee, which would also be payable in the case of a breach by Huttig or its representatives of their covenants relating to competing acquisition proposals.

On March 9, 2020, Mr. Vrabely and Mr. Dame held a telephone conference to discuss the remaining open issues relating to the Merger Agreement. Among other matters, during the call the parties reached agreement with respect to a termination fee equal to 3.75% and the inclusion of language in the regulatory approval covenant previously requested by Huttig.

On March 10, 2022, Baker McKenzie delivered a further revised draft of the Merger Agreement to Stoel Rives reflecting the terms discussed by Mr. Vrabely and Mr. Dame during their call and including a proposed July 15, 2022 end date for the termination provision of the Merger Agreement. The termination provision included an option for Huttig to extend the end date to a date not later than March 15, 2023 in the event all of the conditions to the consummation of the Offer were satisfied as of the initial end date, other than the expiration or termination of the applicable waiting period under the HSR Act.

Also on March 10, 2022, at the request of Parent, Mr. Vrabely contacted by phone representatives of JB Capital Partners, which owns approximately 8.6% of Huttig’s outstanding Shares, to request that they support the proposed transaction by entering into a Tender and Support Agreement. JB Capital Partners indicated their willingness to support the proposed transaction and enter into a Tender and Support Agreement.

On the evening of March 10, 2022, Stoel Rives delivered a further revised draft of the Merger Agreement to Baker McKenzie. The revised draft proposed changes to the regulatory approval covenant favorable to Parent and revised the end date extension provision so that the extension right would be exercisable by Parent rather than Huttig.

Later on the evening of March 10, 2022, representatives of Wells Fargo Securities LLC, Parent’s financial advisor (“Wells Fargo Securities”), contacted representatives of Lincoln by phone to indicate that Parent was reducing its proposed purchase price to $9.00 per share. The representatives of Wells Fargo Securities stated that uncertainties arising from Russia’s invasion of Ukraine, rising inflation and concerns regarding Huttig’s ability to achieve its forecasted financial results during the latter years covered by Huttig’s internal five-year financial forecast were the basis for Parent’s revised proposal.

On March 11, 2022, at the request of Huttig, representatives of Lincoln contacted representatives of Wells Fargo Securities requesting that Parent confirm in writing its revised proposed purchase price.

Also on March 11, 2022, based on a previously-scheduled appointment to request a Tender and Support Agreement, Mr. Vrabely contacted by phone representatives of the Hauser family, which owns approximately 9.4% of Huttig’s outstanding Shares, to report generally on the status of Huttig’s review process. Because of the uncertain status of negotiations with Parent, Mr. Vrabely did not mention the potential transaction with Parent specifically during the call.

Also on March 11, 2022, Mr. Repar spoke by phone with Mr. Dame regarding Parent’s revised proposal. During the call, Mr. Repar informed Mr. Dame that Huttig was unwilling to proceed on the basis of Parent’s revised price proposal. At this time, access for Parent and its representatives to Huttig’s electronic data room was terminated.

On March 13, 2022, representatives of Wells Fargo Securities contacted representatives of Lincoln regarding Parent’s revised proposal. Wells Fargo Securities stated that Parent was not prepared to proceed based on its original proposed $11.25 purchase price, but would be willing to consider a price higher than $9.00 per share. Wells Fargo Securities also indicated that Parent preferred to negotiate a revised purchase price before confirming its revised $9.00 proposal in writing, as requested by Huttig.

On March 14, 2022, Mr. Vrabely and Mr. Dame spoke by phone regarding the status of the transaction negotiations. During the call, Mr. Dame indicated that Parent was planning to send an updated proposal providing for a $10.05 purchase price and contemplating an expedited completion of negotiations and execution of a definitive Merger Agreement. During the call, Mr. Vrabely again requested that Parent provide its revised proposal in writing.

On the evening of March 14, 2022, at the request of Huttig, Baker McKenzie delivered a letter to Stoel Rives notifying Parent of Huttig’s decision to terminate the additional exclusivity period granted to Parent on March 3, 2022. On March 15, 2022, at the request of Huttig, Mr. Repar contacted Mr. Dame by phone to explain that it was difficult for Huttig to respond to Parent’s revised offer because Huttig had received a higher offer from another bidder participating in Huttig’s review process prior to granting exclusivity to Parent. Mr. Repar advised Mr. Dame during the call that Parent needed to improve its proposed purchase price to at least $10.75 in order for Huttig to continue negotiations.

Later on March 15, 2022, Stoel Rives delivered to Baker McKenzie a letter addressed to Huttig confirming the revised proposed $10.05 purchase price and indicating that Parent expected to complete its due diligence review by March 16, 2022 and deliver a debt financing commitment letter and execute the definitive Merger Agreement by March 18, 2022. The letter disputed that Parent’s additional exclusivity period had terminated as a result of the reduction in its proposed purchase price.

On the morning of March 17, 2022, the Huttig Board held a meeting via videoconference in which representatives of Lincoln and Baker McKenzie, Mr. Repar and members of Huttig’s senior management participated. Mr. Vrabely provided the Huttig Board with an update on the recent discussions with Parent and the Huttig Board discussed Parent’s revised proposal and various alternatives, including the possibility of contacting Party D and Party G to reinitiate discussions or pausing Huttig’s strategic alternatives review process. Following an extended discussion, the Huttig Board authorized Mr. Vrabely to continue negotiations with Parent on the basis of a $10.75 per share purchase price, with discretion for Mr. Vrabely to accept a purchase price of not less than $10.65 per share if, in his judgment, this was necessary in order to reach a final agreement with Parent.

On March 17, 2022, Lincoln delivered a letter signed by Mr. Tanner to Parent rejecting Parent’s proposed $10.05 per share purchase price and indicating that Huttig would be willing to continue negotiations only if Parent would agree to pay $10.75 per share and if the terms of the Merger Agreement were finalized no later than 6 p.m., Central time, on March 18, 2022. Later on March 17, 2022, Mr. Repar and Mr. Dame had a phone conference during which they discussed valuation.

On March 18, 2022, Mr. Repar and Mr. Dame had several phone conferences regarding valuation, and reached an oral agreement on a $10.70 per share purchase price. Subsequently, Stoel Rives sent a letter on behalf of Parent reducing to writing the $10.70 per share offer, contingent on extending the exclusivity period through the end of the following week to finalize the Merger Agreement and debt commitment letter.

Later on March 18, 2022, Huttig delivered a letter to Parent signed by Mr. Tanner stating that Huttig would extend exclusivity only through March 19, 2022, contingent on Parent accepting specified Merger Agreement concessions, including a reduction of the termination fee to 3.0%, limiting required Tender and Support Agreements to Huttig’s directors and executive officers, delivery of a satisfactory debt commitment letter prior to signing, and elimination of a proposed minimum 40-day pre-closing period. The letter requested a response by 7:00 p.m., Mountain Time, on March 18, 2022 and noted that the Huttig Board was scheduled to meet on the morning of March 19, 2020 to consider the transaction on the condition that Parent provided its response that evening. Subsequently, Baker McKenzie delivered to Stoel Rives a revised draft of the Merger Agreement implementing the terms specified in the letter. On behalf of Parent, Stoel Rives responded to Baker McKenzie on March 18, 2022, indicating that Parent would not agree to the specified terms by the deadline imposed in the letter.

In the early evening of March 18, 2022, representatives of Wells Fargo Securities contacted representatives of Lincoln by phone to indicate that they believed the parties had reached agreement on substantially all of the transaction terms and that Parent was willing to proceed on expedited based to finalize the transaction, but that Parent and its representatives believed that additional time would be required to complete negotiations of the definitive Merger Agreement and disclosure schedules and finalize the debt commitment letter to be provided by Wells Fargo Bank, National Association (“Wells Fargo Bank”).

Later in the evening of March 18, 2020, representatives of Huttig, Lincoln and Wells Fargo Securities exchanged email messages regarding the timeline for finalizing the transaction and the changes to the Merger Agreement proposed in Huttig’s letter to Parent earlier that evening. Following this exchange, after consulting by phone with Mr. Tanner, Mr. Vrabely sent an email message to Wells Fargo Securities providing notice that Huttig was terminating further discussions with Parent. Following delivery of the message, the meeting of the Huttig Board scheduled for the morning of March 19, 2022 was cancelled.

Also during the evening of March 18, 2022, Stoel Rives provided a draft of the Wells Fargo Bank debt commitment letter to Baker & McKenzie. Later that evening, Baker McKenzie provided a revised draft of the disclosure schedules to the Merger Agreement to Stoel Rives.

On the morning of March 19, 2022, a representative of Wells Fargo Securities sent an email message to Mr. Vrabely confirming the willingness of Parent and its representatives to work toward finalizing the definitive Merger Agreement by the end of the day on March 20, 2022. Later on March 19, 2022, Baker McKenzie sent comments on the draft Wells Fargo Bank debt commitment letter to Stoel Rives.

On the evening of March 19, 2022, Mr. Vrabely and Mr. Dame spoke by phone to discuss the remaining open issues on the Merger Agreement. During the call, it was agreed that the termination fee payable by Huttig would be reduced to 3.0%, that the Merger Agreement would include the regulatory approval language and end dates requested by Huttig, with both parties having the option to extend the end date in the case of a delay in receiving required regulatory approvals, and the 40-day minimum pre-closing period requested by Parent.

On the morning of March 20, 2022, Baker McKenzie circulated revised drafts of the Merger Agreement and disclosure schedules in substantially final form and Stoel Rives circulated a revised draft of the Wells Fargo Bank debt commitment letter in substantially final form.

On the morning of March 20, 2022, the Huttig Board held a meeting via videoconference in which representatives of Lincoln and Baker McKenzie, Mr. Repar and members of Huttig’s senior management participated. During the meeting, Lincoln reviewed with the Huttig Board its financial analysis of the Offer Price and Merger Consideration and delivered to the Huttig Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 20, 2022, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Lincoln’s written opinion, the consideration to be received by the holders of Shares (other than holders of certain excluded Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders. For more information regarding the opinion of Lincoln, see the section captioned “Opinion of Lincoln, Huttig’s Financial Advisor” in Item 4 of this Schedule 14D-9. Following the delivery of the opinion of Lincoln, representatives of Baker McKenzie provided a presentation to the Huttig Board regarding the terms of the Merger Agreement and the potential risks associated for the completion of the proposed transaction based on the terms of the Merger Agreement and other legal matters, including the fiduciary duties of the Huttig Board and the anticipated timing for completion of the transaction. For more information concerning the terms of the Merger Agreement, see the section captioned “Arrangements with Parent and Merger Sub—Merger Agreement” in Item 3 of this Schedule 14D-9. After the presentation by Baker McKenzie, the Huttig Board continued to discuss the potential transaction with Parent, Huttig’s various alternatives, including whether to continue to operate the business on a standalone basis, and the reasons that the Huttig Board determined that the proposed transaction with Parent, the Merger Agreement and the transactions contemplated thereby were advisable and in the best interests of Huttig and its stockholders. For more information concerning the factors that the Huttig Board considered, see the section captioned “Background and Reasons for the of the Huttig Board’s Recommendation—Reasons for the Recommendation of the Huttig Board” in Item 4 of this Schedule 14D-9.

Following the discussion, the Huttig Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of Huttig and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger will be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the acceptance by Merger Sub of the Shares tendered in the Offer following completion thereof and (iv) resolved to recommend that Huttig’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Huttig Board also adopted resolutions exempting the Merger Agreement, the Tender and Support Agreements entered into by Huttig’s directors and executive officers in their capacities as stockholders and the transactions contemplated thereby from the provisions of Section 203 of the DGCL and amending Huttig’s Rights Plan to provide an exemption for the transactions contemplated by the Merger Agreement and the Tender and Support Agreements.

Later on March 20, 2022, following the Huttig Board’s approval of the Merger Agreement and transactions contemplated thereby, Huttig, Parent and Merger Sub executed and delivered the Merger Agreement. Also on that date, each of Huttig’s directors and executive officers executed and delivered separate Tender and Support Agreements, Huttig and Computershare, as rights agent, executed and delivered an amendment to Huttig’s Rights Plan, and Parent, Merger Sub and Wells Fargo Bank executed the debt commitment letter.

On March 21, 2022, after the close of trading on the Nasdaq Stock Market, Huttig and Parent issued a joint press release announcing the execution and delivery of the Merger Agreement.

Reasons for the Recommendation of the Huttig Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that Huttig’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Huttig Board consulted with Huttig’s senior management and Huttig’s financial advisor, Lincoln, and considered and analyzed a wide and complex range of factors as discussed below. The Huttig Board also consulted with its outside legal counsel, Baker McKenzie, regarding the Huttig Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, including the factors discussed below, the Huttig Board concluded that entering into the Merger Agreement with Parent and Merger Sub would yield the highest value reasonably available to Huttig’s stockholders and would be fair to, and in the best interests of, Huttig’s stockholders.

The Huttig Board believed that the following material factors and benefits supported its unanimous determinations and recommendation:

•

Premium to Historical Market Price. The Huttig Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the current and historical market price of the Shares in cash. The Huttig Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents a premium of approximately 105% over the closing price per share of the Shares on October 13, 2021, the last trading day prior to Huttig’s public announcement of its review of strategic alternatives, and a premium of approximately 53% over the price per share at or below which approximately 81% of the historical public trading in the Shares on the Nasdaq Stock Market has occurred since February 2020;

•

Certainty of Value. The Huttig Board considered that the consideration to be received by Huttig’s stockholders in the Offer and the Merger will consist of cash, which provides liquidity and certainty of value to the stockholders. Taking into account the various risks that Huttig would face by remaining independent and pursuing its current business and financial plans, the Huttig Board believed that this certainty of value was compelling compared to the expected long-term value creation potential of Huttig’s business;

•

Huttig’s Operating and Financial Condition; Prospects of Huttig. The Huttig Board considered the current and historical financial condition, results of operations and business of Huttig, as well as Huttig’s prospects and risks if Huttig were to remain an independent company. The Huttig Board evaluated Huttig’s current general business and financial plans, including the risks and uncertainties associated with the historical cyclicality of the building products industry, the continuing effects of the COVID-19 pandemic, disruptions in the supply chain for building products, the impact of inflation and inflationary expectations, as well as the likelihood of rising interest rates in the future, and volatility in the financial markets resulting from Russia’s attack on Ukraine and other factors. In addition, the Huttig Board considered the general risks inherent to continued operation as a standalone company, including the competitive nature of the building products distribution industry, Huttig’s financial resources relative to those of its competitors, Huttig’s ability to successfully execute on its growth initiatives and other general risks and market conditions that could reduce the market price of the Shares;

•

Certain Management Projections. The Huttig Board considered certain financial projections for Huttig prepared by Huttig’s management, which reflected certain assumptions of Huttig’s management. For further discussion, see the section captioned “Certain Unaudited Prospective Financial Information” in Item 4 of this Schedule 14D-9;

•

Active and Robust Process. The Huttig Board considered the fact that Huttig actively sought proposals from numerous other parties that it believed were logical potential buyers through a process that included the following:

•

Representatives of Lincoln contacting a total of 112 parties, composed of 13 strategic acquirers and 99 financial acquirer, in an effort to obtain the best value reasonably available to stockholders, with 31 parties entering into non-disclosure agreements with Huttig;

•	Of those 31 parties, six parties submitting written indications of interest to Huttig, with three subsequently submitting check-in bids and then final bids;

•	The final price offered by Parent was greater than the final bid price offered by any of the other bidders and did not include any conditions with respect to financing;

•

Potential Strategic Alternatives; Results of Process Conducted. Further to Huttig’s public announcement of its initiation of a strategic alternatives review process on October 13, 2021, the Huttig Board considered the possible alternatives to the proposed acquisition of Huttig by Parent, including the possibility of continuing to operate Huttig as an independent company, the potential benefits and risks of these alternatives to Huttig and its stockholders and the timing and likelihood of effecting such alternatives. Taking into account the risks of execution as well as business, competitive, industry and market risks, together with the Huttig Board’s view that that the Merger Agreement (i) was the product of arm’s-length negotiations, (ii) contained terms and conditions that were favorable to Huttig and (iii) was the result of a competitive solicitation process, the Huttig Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for Huttig to create greater value for Huttig’s stockholders;

•

Highest Value Reasonably Obtainable. The Huttig Board believed that the Offer Price of $10.70 represented the highest value reasonably obtainable for the Shares, based on the competitive solicitation process described above, the progress and outcome of Huttig’s negotiations with Parent and a number of changes in the terms and conditions of the Merger Agreement that were ultimately favorable to Huttig relative to the versions proposed by Parent. The Huttig Board believed, based on the competitive solicitation process described above, Huttig’s negotiations with Parent and the advice of management and its advisors, that the Offer Price was the highest amount of consideration per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms on significant points to Huttig to which Parent was willing to agree;

•

Speed and Likelihood of Completion. The Huttig Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Huttig Board also believed that the transaction was unlikely to be significantly delayed by antitrust review, and that the obligations of the parties under the Merger Agreement with respect to obtaining antitrust clearance would increase both the speed and likelihood of obtaining such clearance. The Huttig Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which Huttig’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption;

•

Business Reputation of Parent. The Huttig Board considered the business reputation, management and financial resources of Parent with respect to the Offer and the Merger, including the debt financing commitment that Parent obtained from Wells Fargo Bank (the debt financing contemplated by such financing commitment, the “Debt Financing”). The Huttig Board believed that these factors supported the conclusion that a transaction with Parent and Merger Sub could be completed relatively quickly and in an orderly manner;

•

Opinion of Lincoln. The Huttig Board considered the oral opinion of Lincoln rendered to the Huttig Board, which was confirmed by delivery of a written opinion dated March 20, 2022, to the effect that, as of that date and based on and subject to various assumptions, limitations, qualifications and conditions described in the written opinion, the consideration to be received by the holders of Shares (other than holders of certain excluded Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below in the section captioned “Opinion of Lincoln, Huttig’s Financial Advisor” in Item 4 of this Schedule 14D-9;

•	The Merger Agreement. For the reasons noted below, the Huttig Board believed that the provisions of the Merger Agreement were favorable to Huttig and its stockholders. In particular:

•

Change in Recommendation/Termination Right. In response to certain unknown intervening events or in the event Huttig receives an unsolicited bona fide written Acquisition Proposal (as defined in the Merger Agreement) that the Huttig Board determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, constitutes a Superior Proposal (as defined the Merger Agreement), the Huttig Board may, subject to certain restrictions, among other things, change, withhold, withdraw or qualify or modify in a manner adverse to Parent its recommendation that the stockholders tender their Shares into the Offer if the Huttig Board determines in good faith, after consultation with such counsel and financial advisor, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Huttig under the DGCL. In connection with a Superior Proposal, Huttig may so change its recommendation and then terminate the Merger Agreement if substantially concurrently with such termination it enters into a definitive written agreement to consummate the transactions contemplated by such Superior Proposal and pays to Parent a termination fee of $8,815,000 (approximately 3.0% of the equity value of the transaction). In order for the Huttig Board to make any change to its recommendation in connection with an intervening event or a Superior Proposal and, in connection with a Superior Proposal, terminate the Merger Agreement, the Huttig Board must first provide Parent and Merger Sub with a right, subject to certain restrictions, to make, and to negotiate in good faith with Huttig, one or more counterproposals to revise the Merger Agreement so that the applicable change in recommendation is no longer necessary, as more fully described in the Merger Agreement. Huttig must also pay such termination fee if Parent terminates the Merger Agreement in response to a change in the recommendation of the Huttig Board or as a result of an intentional breach by Huttig or its representatives of certain covenants or agreements with respect to Acquisition Proposals. The Huttig Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to Huttig and its stockholders;

•

Termination Fee. The Huttig Board believed that the $8,815,000 termination fee payable by Huttig to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case as provided in the Merger Agreement, were reasonable and would not unreasonably deter competing bids;

•

Advance Payment. The Huttig Board considered the $5,000,000 advance payment made by Parent pursuant to the Merger Agreement to U.S. Bank, as escrow agent, within three business days after the date of the Merger Agreement, which funds Huttig would be entitled to receive in the event the closing of the transaction does not occur prior to the applicable end date provided in the Merger Agreement as a result of Parent or Merger Sub breaching or failing to perform any of their representations, warranties, covenants or agreements in the Merger Agreement, and which funds would provide Huttig a non-exclusive remedy for such breach or failure to perform;

•

Extension of Offer Period. The Huttig Board considered that, under certain circumstances set forth in the Merger Agreement, Merger Sub is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date;

•

End Date. The Huttig Board considered the fact that the end date of July 20, 2022 under the Merger Agreement (on which either party, subject to certain exceptions, can terminate the Merger Agreement) allows for sufficient time to consummate the transactions contemplated by the Merger Agreement and may be extended, subject to certain exceptions, by either of Parent or Huttig to March 20, 2023 if as of five business days prior to the initial end date the condition to the Offer relating to expiration of the waiting period under the HSR Act is the only remaining condition to the Offer to be satisfied, but also prevents the Offer from being extended for an unreasonable amount of time;

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Huttig Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Merger Sub’s obligations to accept for payment and pay the Offer Price as consideration for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as promptly as practicable following the consummation of the Offer;

•

Antitrust Obligations. The parties must each use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable after the date of the Merger Agreement, provided that Parent’s efforts expressly exclude (i) executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or other person, (ii) agreeing to sell, divest or otherwise convey or hold separate any asset or business of Parent, Huttig or any of their respective subsidiaries, (iii) permitting Huttig to sell, divest or otherwise convey or hold separate any assets or businesses of Huttig or any of its subsidiaries, (iv) terminating existing relationships, contractual rights or obligations of Parent, Huttig or any of their respective subsidiaries, (v) terminating any joint venture or other arrangement of Parent, Huttig or any of their respective subsidiaries, (vi) creating any relationship, contractual right or obligation of Parent, Huttig or any of their respective subsidiaries and (vii) effectuating any other change or restructuring of Huttig or any of its subsidiaries and, in the case of actions by or with respect to Huttig or any of its subsidiaries, by consenting to such action by Huttig or such subsidiary, in each case to the extent that taking the foregoing required actions, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, assets, financial condition, operations or results of operations of Parent and its subsidiaries (including for this purpose Huttig and its subsidiaries), taken as a whole, after giving effect to the consummation of the Offer and the Merger;

•

Enforcement. The Huttig Board considered Huttig’s ability to obtain specific enforcement of Parent’s and Merger Sub’s obligations under the Merger Agreement, thereby ensuring that Huttig has an appropriate remedy in the event Parent and Merger Sub were to decline to comply with their obligations under the Merger Agreement;

•

Material Adverse Effect. The Huttig Board considered the provision in the Merger Agreement that various changes, occurrences, circumstances, conditions, events, effects, developments or state of facts related to Huttig, its subsidiaries or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise might permit Parent and Merger Sub to elect not to consummate the Offer;

•

Appraisal Rights. The Huttig Board considered the fact that its stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger; and

•

No Financing Condition. The Huttig Board considered the representations and warranties of Parent and Merger Sub with respect to having received an executed commitment letter from Wells Fargo Bank with respect to the Debt Financing and the fact that Parent’s obligations under the Merger Agreement are not conditioned in any manner upon Parent or Merger Sub obtaining proceeds from the Debt Financing to satisfy any funding obligations under the Merger Agreement and the obtaining of the Debt Financing is not a condition to closing or the consummation of the Offer or the Merger.

The Huttig Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give Huttig’s stockholders the opportunity to realize a premium over the historical prices at which the Shares have traded as described above, Huttig’s stockholders will cease to participate in future earnings or growth of Huttig;

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated (i) Huttig’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) Huttig will have incurred significant transaction costs, (iii) Huttig’s continuing business relationships with customers, suppliers, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of Huttig’s prospects could be adversely affected;

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of Huttig’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby Huttig agreed that it will use reasonable best efforts to carry on its business in the ordinary course and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent (which will not be unreasonably withheld, delayed or conditioned), which restrictions may have a material adverse effect on Huttig’s ability to respond to changing market and business conditions in a timely manner or at all;

•

No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes Huttig from soliciting alternative Acquisition Proposals (as defined in the Merger Agreement), and requires Huttig to pay to Parent a termination fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Huttig Board later recommends that Huttig’s stockholders vote in favor of, or tender their shares into, such acquisition proposal, or Huttig later enters in any agreement with respect to such alternative proposal or consummates such alternative transaction, in each case within six months of such termination;

•

Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including the potential impacts on Huttig’s ongoing business relationships and Huttig’s ability to attract and retain key management and sales and distribution personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger;

•

Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Merger Sub may not receive the necessary regulatory approval or clearance to complete the Offer or the Merger, or that a governmental authority could attempt to condition its approval or clearance of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer conditions not to be satisfied;

•

Debt Financing. The risk that the Offer and the Merger might not occur if the Debt Financing is not obtained, as Parent and Merger Sub might not on their own possess sufficient funds to consummate the Offer and the Merger, and that Huttig’s ability to seek specific performance to cause the closing to occur is limited with respect to the applicable Debt Financing sources as further described in the Merger Agreement;

•

Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes; and

•

Other Interests. The possibility that Huttig’s directors and executive officers may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Huttig’s other stockholders.

The foregoing discussion of the information and factors considered by the Huttig Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Huttig Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement, the Tender and Support Agreements and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Huttig Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Huttig Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Huttig Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of Huttig outweighed the risks or potential negative consequences.

Certain Unaudited Prospective Financial Information

Financial Projections Provided to the Huttig Board and Parent

Huttig does not as a matter of course publicly disclose forecasts or projections of future financial performance, net sales, operating profit or other results. Our management, however, regularly prepares internal financial forecasts regarding Huttig’s future operations. In connection Huttig’s strategic alternatives review process, Huttig’s management in November 2021 prepared financial projections for fiscal years 2021 through 2025 (the “Financial Projections”). The Financial Projections reflect a risk-adjusted outlook based on certain internal assumptions about general economic conditions, conditions in the building products industry, product pricing and costs, sales growth, business initiatives, competition, general and administrative expenses and other relevant factors related to the operation of Huttig’s business. Our management provided the Financial Projections to the Huttig Board during its evaluation of the transactions contemplated by the Merger Agreement and to Lincoln in connection with the preparation of its fairness opinion delivered to the Huttig Board. The Financial Projections were also provided to Parent and other bidders participating in Huttig’s strategic alternatives review process in connection with their financial review of Huttig and its business.

We have included the Financial Projections below to give Huttig’s stockholders access to certain nonpublic information that was available to the Huttig Board and Parent during the strategic alternatives review process and the Huttig Board’s evaluation of the transactions contemplated by the Merger Agreement. The Financial Projections were developed by our management assuming continued standalone operation and, as such, did not give effect to any changes, expenses or anticipated synergies as a result of the transactions contemplated by the Merger Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or United States generally accepted accounting principles (“GAAP”). Huttig’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance with respect to this information or its achievability. The Financial Projections include non-GAAP financial measures, including the estimates of Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and Adjusted EBITDA before public company costs. Our management included these measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and operating results of Huttig. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly-titled measures used by other companies. Applicable SEC rules, which would otherwise require a reconciliation of non-GAAP measures to comparable GAAP measures, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction if the disclosure is included in a document such as this Schedule 14D-9. Accordingly, Huttig has not provided such reconciliations.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Huttig Board, Huttig, Lincoln, Parent, any of their affiliates or any director, officer or employee of the foregoing considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of the Huttig Board, Huttig, Lincoln, Parent, any of their respective affiliates or any director, officer or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate, except as may be required by applicable law.

Our future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Financial Projections will be realized or that Huttig’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the March 21, 2022 announcement of the transactions contemplated by the Merger Agreement or subsequent integration planning activities, and have not been updated since their dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement, and should not be viewed as accurate or continuing in that context.

The Financial Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at the time they were prepared, and the Financial Projections have not been updated to reflect changes in such conditions, revised prospects for our business or any other transaction or event that has occurred or that may occur and that were not anticipated at the time the Financial Projections were prepared. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year, particularly in light historical cyclicality of the industry in which Huttig operates. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Financial Projections below should not be deemed an admission or representation by Huttig, Lincoln, Parent or any of their respective affiliates with respect to such Financial Projections or that the Financial Projections included are viewed by Huttig, Lincoln, Parent or any of their respective affiliates as material information regarding Huttig. Huttig views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with financial forecasts or projections of this type.

The Financial Projections should be evaluated in conjunction with the historical financial statements and other information regarding Huttig contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The following table presents the Financial Projections:

	Fiscal Year Ending December 31, (unaudited - $ in millions)
	2021	2022	2023	2024	2025
Net Sales	$926.2	$959.5	$1,016.2	$1,080.2	$1,148.2
Gross Margin	$206.6	$214.9	$230.7	$250.6	$271.0
Operating Expenses	$157.4	$163.7	$172.1	$180.6	$189.5
EBIT	$49.2	$51.2	$58.6	$70.0	$81.5
EBITDA	$54.0	$56.0	$63.4	$74.8	$86.3
Adjusted EBITDA(1)	$55.5	$57.5	$64.9	$76.3	$87.8
Adjusted EBITDA (excluding Public Company Costs)(2)	$56.8	$58.8	$66.2	$77.6	$89.1

(1)	Adjusted EBITDA is calculated by adding EBITDA (defined as EBIT plus depreciation and amortization expenses) and non-cash stock compensation expense.
(2)

Adjusted EBITDA excluding public company costs, is calculated by adding estimated incremental auditing fees related to public company reporting, legal expenses related to public company reporting, certain board of director fees, shareholder service costs, and other costs associated with being a public company to projected Adjusted EBITDA.

Projected Balance Sheet Information

In addition to the Financial Projections, in connection with the preparation of Lincoln’s fairness opinion delivered to the Huttig Board, Huttig also provided Lincoln with certain unaudited projected annual balance sheet information. Lincoln used this information, in particular with respect to estimating the cash effect of projected changes in working capital, for purposes of its discounted cash flow analysis, which was one of the three valuation methodologies used for purposes of its fairness opinion delivered to the Huttig Board.

The following summarizes the additional information provided to Lincoln:

	Fiscal Year Ending December 31, (unaudited - $ in millions)
	2022		2023	2024	2025
Accounts Receivable		$83.2	$88.1	$93.6	$99.5
Inventory		$129.4	$133.5	$138.4	$143.5
Other Current Assets		$16.5	$17.0	$17.5	$18.0

Total Current Assets		$229.1	$238.6	$249.5	$261.0
Accounts Payable		$69.9	$74.0	$78.6	$83.6
Accrued Liabilities		$39.0	$38.6	$39.6	$40.6

Total Current Liabilities	$	l08.9	$112.6	$118.2	$124.2
Capital Expenditures		$2.5	$2.5	$2.5	$2.5
Net Property, Plant and Equipment		$24.1	$21.8	$19.5	$17.2

The qualifications, limitations and cautionary statements included above in “Financial Projections Provided to the Huttig Board and Parent” also apply with respect to the foregoing financial projections provided by Huttig to Lincoln.

For more information regarding the opinion of Lincoln, see the section captioned “Opinion of Lincoln, Huttig’s Financial Advisor” in Item 4 of this Schedule 14D-9.

Break Up Analysis

As discussed in the section captioned “Background and Reasons for the Huttig Board’s Recommendation — Background of the Offer” in Item 4 of this Schedule 14D-9, during Huttig’s strategic alternatives review process, one of the bidders, Party D, informed Huttig that it was considering the possibility of a sale of Huttig’s millwork business after it completed an acquisition of Huttig. In order to assist Party D with its financial analysis to permit Party D to maximize its valuation of Huttig, Huttig’s senior management prepared an informal break up analysis. The analysis allocated Huttig’s projected 2021 earnings before interest, taxes, depreciation, amortization and non-stock compensation expense (including a scenario with an estimated last in, first out inventory valuation adjustment) (“EBITDA”) to Huttig’s primary product categories and applied different enterprise value (“EV”) to EBITDA multiples, based on estimated comparable company multiples with respect to each product category, in order to represent a range of hypothetical per share valuations for Huttig as a whole. The EV was determined based on 27,500,000 outstanding shares and net debt of $68.1 million. The analysis included EV/EBITDA multiples both including and excluding the $87.0 million excess of the estimated fair market value of Huttig’s real estate holdings over the net book value of such holdings, representing $3.16 per share.

The analysis hypothesized a path by which Party D could purchase all of the outstanding Shares of Huttig and sell the product categories that it did not wish to retain at potential valuations that would offset a meaningful portion of its cost to acquire Huttig. The analysis identified potential acquirers of the four product categories and assigned potential EBITDA multiples to each category. The EBITDA multiples used yielded a range of hypothetical valuations for Huttig as a whole from $10.00 to $14.00 per share. The analysis demonstrated that under the assumptions used in the financial model, the opportunity existed for Party D to acquire all of the outstanding Shares of Huttig and, through the divestiture of Huttig’s millwork business, offset a meaningful portion of its cost to acquire Huttig.

The break up analysis was provided to the Huttig Board, Lincoln and Party D, as well as to Parent and Party F, which were identified as potential purchasers of Huttig’s millwork business from Party D.

The break up analysis was an informal hypothetical financial analysis and did not take into account the practical difficulties in separating the ownership of Huttig’s product categories. Huttig’s business, including its facilities, infrastructure, information technology systems and sales and marketing functions, are highly integrated and would be difficult to separate for purposes of selling any of the product categories separately. The break up analysis also did not take into account the tax costs or other expenses that would be incurred in connection with a separation of Huttig’s product categories, nor did it take into account the retention of liabilities and obligations in connection with a separation transaction.

The Financial Projections and the other prospective financial information provided above are forward-looking statements. For information on factors that may cause Huttig’s future results to materially vary, see the section captioned “Cautionary Note Regarding Forward-Looking Statements” in Item 8 of this Schedule 14D-9.

Opinion of Lincoln, Huttig’s Financial Advisor.

Huttig retained Lincoln as its financial advisor in connection with the transaction. In connection with Lincoln’s engagement, Huttig requested that Lincoln evaluate the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares pursuant to the terms and subject to the conditions set forth in the Merger Agreement. Lincoln rendered its opinion to the Huttig Board that, as of March 20, 2022 and based upon and subject to the factors and assumptions set forth therein and in reliance thereon, the consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Lincoln, dated March 20, 2022, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Lincoln provided advisory services and its opinion for the information and assistance of the Huttig Board in connection with its consideration of the transaction. The Lincoln opinion is not a recommendation as to whether any stockholder should tender its Shares in the Offer.

In connection with rendering the opinion described above and performing its related financial analyses, Lincoln reviewed, among other things:

(a)	certain available business and financial information for Huttig;

(b)	certain internal financial and operating information with respect to the business, operations and prospects of Huttig furnished to Lincoln by Huttig;

(c)

certain internal financial analyses and forecasts for Huttig, in each case, as prepared by the management of Huttig and approved for Lincoln’s use by Huttig (referred to in this section of the proxy statement as the “Management Projections”);

(d)

a letter addressed to Lincoln by management of Huttig which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of Huttig, dated March 19, 2022; and

(e)	a draft of the Merger Agreement, dated as of March 18, 2022.

Lincoln also held discussions with members of the management of Huttig regarding their assessment of the business, financial outlook and prospects of Huttig; reviewed certain financial, stock trading and other information for Huttig, and compared that data and information with certain stock trading, financial and corresponding data and information for certain companies with publicly traded securities; reviewed the financial terms of certain recent business combinations in the building products industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Lincoln, with Huttig’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Lincoln assumed with Huttig’s consent that the Management Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Huttig. Lincoln did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Huttig and it was not furnished with any such evaluation or appraisal. Lincoln assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Lincoln has also assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be material to its analysis.

Lincoln’s opinion does not address the underlying business decision of the Huttig Board to proceed with the transaction or the relative merits of the transaction as compared to other transactions or business strategies that may be available to Huttig; nor does it address any legal, regulatory, tax or accounting matters. Lincoln’s opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the consideration to be paid to the holders of shares of common stock pursuant to the Merger Agreement. Lincoln’s opinion does not express any view on, and does not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the directors, officers or employees of Huttig or class of such persons in connection with the transaction, whether relative to the total consideration to be paid to the holders of shares of common stock pursuant to the Merger Agreement or otherwise. Lincoln does not express any opinion as to the impact of the transaction on the solvency or viability of Huttig. Lincoln’s opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Lincoln assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Lincoln’s advisory services and its opinion were provided for the information and assistance of the Huttig Board in connection with its consideration of the transaction and its opinion does not constitute a recommendation with respect to such transaction or any other matter. Lincoln’s opinion was approved by the Opinion Review Committee of Lincoln.

The Management Projections furnished to Lincoln were prepared by Huttig’s management. Huttig does not publicly disclose internal management projections of the type provided to Lincoln in connection with Lincoln’s analysis of the proposed merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Huttig’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section captioned “Certain Unaudited Prospective Financial Information” in Item 4 of this Schedule 14D-9.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Lincoln to the Huttig Board in connection with rendering the opinion of Lincoln described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Lincoln, nor does the order of analyses described represent relative importance or weight given to those analyses by Lincoln. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Lincoln’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 18, 2022, the last trading day before the delivery of Lincoln’s Opinion, and is not necessarily indicative of current market conditions.

Selected Public Companies Analysis. Lincoln reviewed and compared certain financial information for Huttig to corresponding financial information, ratios and public market multiples for the following publicly-traded corporations in the building products industry (collectively referred to in this analysis as the “selected companies”):

•	Beacon Roofing Supply, Inc.

•	BlueLinx Holdings Inc.

•	Boise Cascade Company

•	Builders FirstSource, Inc.

•	GMS Inc.

•	Hardwoods Distribution Inc.

Although none of the selected companies is directly comparable to Huttig, the companies included were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to certain operations of Huttig.

Lincoln calculated enterprise value as a multiple of estimated EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the latest twelve months (“LTM”) period and calendarized to year end 2022 and 2023 for the selected companies based on information contained in the selected companies’ public filings and obtained from Bloomberg and S&P Capital IQ (“CapIQ”) estimates. The multiples of the selected companies were calculated using closing prices on March 18, 2022 and were calculated using Bloomberg and CapIQ estimates. The following table presents the results of this analysis:

Metric	Mean	Median
Enterprise Value / LTM EBITDA	5.8x	6.2x
Enterprise Value / 2022E EBITDA	5.7x	5.7x
Enterprise Value / 2023E EBITDA	6.2x	5.8x

Taking into account the results of the selected companies analysis, Lincoln applied multiple ranges of 5.5x to 6.5x to actual and estimated results of Huttig’s EBITDA for the fiscal year ended December 31, 2021, the LTM period ended February 28, 2022 and for the fiscal year ending December 31, 2022. This analysis indicated implied per share equity value reference ranges for Huttig’s common stock of approximately $9.10 to $11.10.

Selected Transactions Analysis. Lincoln analyzed certain information relating to the following selected all-cash transactions in the building products industry. For each of the selected transactions, Lincoln calculated and compared the estimated transaction enterprise value as a multiple of the target company’s EBITDA as reported or calculated using publicly available financial information for the relevant twelve-month period (“EV/LTM EBITDA multiples”) of the applicable transaction.

While none of the companies that participated in the selected transactions are directly comparable to Huttig, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Huttig’s results, market size and product profile. The following table presents the results of this analysis:

Date	Target	Acquiror
January 2022	Mid-Am Building Supply, Inc.	Hardwoods Distribution Inc.
November 2021	DW Distribution Inc.	Specialty Building Products, LLC
October 2021	Millwork Sales, Inc.	Specialty Building Products, LLC
June 2021	Novo Building Products, LLC	Hardwoods Distribution Inc.
January 2021	Specialty Building Products, LLC	The Jordan Company, L.P.
April 2018	Cedar Creek Holdings, Inc.	BlueLinx Holdings Inc.

Lincoln applied an illustrative range of EV/LTM EBITDA multiples of 6.0x to 8.0x to Huttig’s EBITDA for the fiscal year ended December 31, 2021 and for the LTM period ended February 28, 2022 to derive implied per share equity value reference ranges for Huttig’s common stock of approximately $10.10 to $14.10.

Illustrative Discounted Cash Flow Analysis. Using the Management Projections, Lincoln performed an illustrative discounted cash flow analysis to derive a range of illustrative present values per share of common stock. Using discount rates ranging from 12.5% to 13.5%, reflecting estimates of the weighted average cost of capital for Huttig, Lincoln discounted to present value (i) estimates of unlevered free cash flow for Huttig through December 31, 2025 as reflected in the Management Projections and (ii) a range of illustrative terminal values for Huttig, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to a terminal year estimate of the unlevered free cash flow to be generated by Huttig. Lincoln derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Huttig’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Huttig, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Lincoln utilizing its professional judgment and experience, taking into account the Management Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Lincoln derived a range of illustrative enterprise values for Huttig by adding the range of present values derived above. Lincoln then subtracted from the range of illustrative enterprise values it derived for Huttig the amount of Huttig’s net debt and debt-like items as of February 28, 2022 as provided by Huttig management to derive a range of illustrative equity values for Huttig. This analysis indicated an implied per share equity value reference range for Huttig’s common stock of approximately $9.90 to $12.05.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Lincoln’s opinion. In arriving at its fairness determination, Lincoln considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lincoln made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Huttig or the contemplated transaction.

Lincoln prepared these analyses for purposes of Lincoln’s providing its opinion to the Huttig Board as to the fairness from a financial point of view of the consideration to be paid to the holders of shares of common stock in the merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Huttig or Lincoln or any other person assumes responsibility if future results are materially different from those forecast.

The total consideration was determined through arm’s-length negotiations between Huttig and Parent and was approved by the Huttig Board. Lincoln provided advice to Huttig during these negotiations. Lincoln did not, however, recommend any specific amount of consideration to Huttig or the Huttig Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Lincoln’s opinion to the Huttig Board was one of many factors taken into consideration by the Huttig Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Lincoln in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Lincoln attached as Annex I.

Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to Huttig and to Parent, for which Lincoln and its affiliates would expect to receive compensation. The Huttig Board selected Lincoln as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Lincoln was initially engaged by Huttig to act as its financial advisor on August 21. 2019, in connection with an unsolicited acquisition proposal received by Huttig. Pursuant to a letter agreement dated September 1, 2021, Huttig extended and amended Lincoln’s engagement to act as its financial advisor in connection with Huttig’s strategic alternatives review process. The engagement letter between Huttig and Lincoln provides for a transaction fee that is estimated, based on the information available as of the date of announcement, to be approximately $3.5 million, $350,000 of which became payable upon the delivery of Lincoln’s opinion and the remainder of which will become payable upon consummation of the transaction. In addition, Huttig has agreed to reimburse Lincoln for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Lincoln and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the two years prior to the date of its written opinion, except as described above, Lincoln had not been engaged to provide investment banking, financial services or other services to Huttig. In the same period, Lincoln was not engaged to provide investment banking, financial services or other services to Parent or Merger Sub, and Lincoln did not receive compensation from Parent or Merger Sub during such period.

Intent to Tender

To the knowledge of Huttig after making reasonable inquiry, and pursuant to the Tender and Support Agreements, all of Huttig’s directors and executive officers currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. Under the terms of the Tender and Support Agreements, the foregoing obligation to tender does not include any issued and outstanding Huttig Restricted Stock until such Shares vest in accordance with their terms.

As of March 24, 2022, approximately 11% of the outstanding Shares, including Huttig Restricted Stock, were subject to the Tender and Support Agreements.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Huttig has agreed to pay Lincoln for its services in connection with the Offer and the Merger an estimated transaction fee, based on the information available as of the date of announcement, of approximately $3.5 million, $350,000 of which became payable upon delivery of its opinion and the remainder of which is contingent upon consummation of the Offer and the Merger. Huttig also has agreed to reimburse Lincoln for certain of its expenses incurred in connection with Lincoln’s engagement and to indemnify Lincoln, its affiliates and any of their respective directors, officers, members, employees, agents, representatives, affiliates or any person who controls any of them within the meaning of the federal securities laws against specified losses arising from Lincoln’s engagement and certain other related matters.

Additional information pertaining to the retention of Lincoln by Huttig in the section captioned “Opinion of Lincoln, Huttig’s Financial Advisor” in Item 4 of this Schedule 14D-9 is hereby incorporated by reference in this Item 5.

Huttig has also agreed to pay Larry Repar for financial advice and assistance rendered to Huttig in connection with the Offer and the Merger pursuant a consulting agreement between himself and Huttig. That agreement provides that Mr. Repar will receive a one-time success fee of between $500,000 and $700,000 upon consummation of the Offer and the Merger, depending upon a final enterprise value determination in accordance with the consulting agreement as of immediately prior to such consummation. In addition, Mr. Repar is entitled to reimbursement of certain expenses, which reimbursements will reduce the amount of the aforementioned success fee.

Additional information pertaining to the retention of Mr. Repar by Huttig in the section captioned “Background and Reasons for the Huttig Board’s Recommendation — Background of the Offer and the Merger” in Item 4 of this Schedule 14D-9 is hereby incorporated by reference in this Item 5.

Neither Huttig, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Huttig, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by Huttig, or, to Huttig’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of Huttig, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Jon P. Vrabely	February 28, 2022	5,870	$9.29	Shares withheld to cover taxes associated with the vesting of restricted shares under Huttig’s 2005 Executive Incentive Compensation Plan
Jon P. Vrabely	February 25, 2022	8,763	$9.55	Shares withheld to cover taxes associated with the vesting of restricted shares under Huttig’s 2005 Executive Incentive Compensation Plan
Jon P. Vrabely	February 23, 2022	5,706	$9.41	Shares withheld to cover taxes associated with the vesting of restricted shares under Huttig’s 2005 Executive Incentive Compensation Plan
Brian D. Robinson	January 29, 2022	1,719	$8.76	Shares withheld to cover taxes associated with the vesting of restricted shares under Huttig’s 2005 Executive Incentive Compensation Plan
Brian D. Robinson	January 28, 2022	2,471	$8.475	Shares withheld to cover taxes associated with the vesting of restricted shares under Huttig’s 2005 Executive Incentive Compensation Plan

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) Huttig is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in (i) a tender offer for or other acquisition of Huttig’s securities by Huttig or any other person, (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Huttig, (iii) any purchase, sale or transfer of a material amount of assets of Huttig or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of Huttig and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Information Regarding Golden Parachute Compensation.

The information set forth under Item 3 of this Schedule 14D-9 under the section captioned “—Compensation Arrangements Entered Into in Connection with the Merger —Information Regarding Golden Parachute Compensation” is incorporated herein by reference.

Conditions of the Offer.

The information set forth in Item 15 of the Offer to Purchase under the section captioned “Certain Conditions to the Offer” is incorporated herein by reference.

Stockholder Approval Not Required.

Parent and Merger Sub have represented and warranted to Huttig in the Merger Agreement that neither Parent nor any of its affiliates, including Merger Sub, is, nor at any time during the period commencing three years prior to the date of the Merger Agreement, an “interested stockholder” of Huttig as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, if Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of Huttig in accordance with Section 251(h) of the DGCL. If the Merger is effected, Huttig stockholders who do not tender their Shares in the Offer will be entitled to exercise appraisal rights under Delaware law, and stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. In addition, all references in this summary to the Offer Price will be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is consummated, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer, (ii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to Huttig at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Huttig of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery will dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all stockholders of Huttig who are entitled to appraisal rights within 10 days of the date of the Effective Time, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

As detailed in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Huttig Building Products, Inc., 555 Maryville University Dr., Suite 400, St. Louis, Missouri 63141, Attention: Corporate Secretary. The demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform Huttig of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, or the beneficial owner of any such Shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, may, in such person’s own name, file such a petition. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Huttig is under no obligation to and has no present intention to file a petition and holders should not assume that Huttig will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares, or the beneficial owner of any such Shares, who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined to be advisable by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders who demand payment for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Because immediately before the Merger the Shares will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Court of Chancery will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Huttig and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Huttig believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor Huttig anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Huttig’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Huttig desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, Huttig is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year-period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, Huttig Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, Parent and Merger Sub have represented and warranted that neither it nor its affiliates (including, without limitation, Merger Sub) have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, Huttig may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Under the HSR Act, and the rules promulgated thereunder, certain transactions may not be consummated unless HSR Notification and Report Forms (“HSR Notifications”) have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. Parent and Huttig expect to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or about March 28, 2022.

Under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on the date that is 15 days after such filing. However, the initial waiting period may be terminated prior to such date and time by the FTC or the Antitrust Division, or Merger Sub and Huttig may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust

Division issues a Second Request, the waiting period with respect to the Offer will be extended until 10 days after the date on which Merger Sub has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. If the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. The FTC or the Antitrust Division may terminate the HSR Act waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Merger Sub (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Parent or Huttig to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding any termination or expiration of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

Based upon an examination of publicly available information and other information relating to the businesses in which Huttig is engaged, Parent and Huttig believe that neither the purchase of Shares by Merger Sub pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor Huttig can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of Huttig, please see Huttig’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

Statements in, or incorporated by reference into, this Schedule 14D-9 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to management’s expectations about future conditions, including statements regarding the proposed transaction with Parent, including the expected timing, completion and effects of the Offer and the Merger. In some cases, forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “may,” “will be,” “will continue,” “will likely result” and similar expressions. Actual business, market or other conditions may differ materially from management’s expectations and, accordingly, may affect Huttig’s sales and profitability, liquidity and future value. Any forward-looking statements represent management’s views only as of today and should not be relied upon as representing management’s views as of any subsequent date, and Huttig undertakes no obligation to update any forward-looking statement.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the proposed transaction to be completed are the following: the failure to obtain the necessary minimum tender of Shares; the failure to obtain necessary regulatory or other governmental approvals for the proposed transaction, or if obtained, the possibility of being subjected to conditions that could result in a material delay in, or the abandonment of, the proposed transaction or otherwise have an adverse effect on Huttig; continued availability of financing or alternatives for the financing provided in the Debt Financing commitment letter; the failure to satisfy required closing conditions; the risk that the proposed transaction may not be completed in a timely manner or at all; the effect of restrictions placed on Huttig and its subsidiaries’ ability to operate their businesses under the Merger Agreement, including Huttig’s ability to pursue alternatives to the proposed transaction; the risk of disruption resulting from the proposed transaction, including the diversion of Huttig’s management’s attention from ongoing business operations; the effect the announcement of the proposed transaction on Huttig’s ability to retain and hire key employees; the effect of the announcement of the proposed transaction on Huttig’s business relationships, operating results and businesses generally; the outcome of any legal proceedings that may be instituted against Huttig related to the proposed transaction; the amount of the costs, fees and expenses related to the proposed transaction; and the occurrence of any event giving rise to the right of a party to terminate the Merger Agreement.

Information describing other risks and uncertainties affecting Huttig that could cause actual results to differ materially from those in forward-looking statements may be found in Huttig’s filings with the SEC, including, but not limited to, the “Risk Factors” in Huttig’s most recent Annual Report on Form 10-K.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 28, 2022 (incorporated by reference to Exhibit (a)(1)(A) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(1)(F)	Summary Advertisement, as published in the New York Times on March 28, 2022 (incorporated by reference to Exhibit (a)(1)(F) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(1)(G)	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Savings & Profit Sharing Plan (incorporated by reference to Exhibit (a)(1)(G) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(1)(H)	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit (a)(1)(H) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(a)(5)(A)*	Opinion of Lincoln to the Huttig Board, dated March 20, 2022 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Joint press release issued by Huttig and Parent, dated March 21, 2022 (incorporated by reference to Exhibit 99.1 to Huttig’s Current Report on Form 8-K filed with the SEC on March 21, 2022).

(a)(5)(C)	Communication to Huttig employees, dated March 22, 2022 (incorporated by reference to Exhibit 99.1 to Huttig’s Schedule 14D-9C filed with the SEC on March 23, 2022).

(e)(1)	Agreement and Plan of Merger, dated as of March 20, 2022, among Parent, Merger Sub and Huttig (incorporated by reference to Exhibit 2.1 to Huttig’s Current Report on Form 8-K filed with the SEC on March 21, 2022).

Exhibit Number	Description

(e)(2)	Form of Tender and Support Agreement among Parent, Merger Sub and the stockholder party thereto (incorporated by reference to Exhibit (d)(2) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022)

(e)(3)	Second Amendment, dated March 20, 2022, to the Rights Agreement, dated as of May 18, 2016, as amended May 6, 2019, by and between Huttig and the Rights Agent (incorporated by reference to Exhibit 4.1 to Huttig’s Current Report on Form 8-K filed with the SEC on March 21, 2022).

(e)(4)	Advance Payment Escrow Agreement, dated as of March 23, 2022, between Parent, Huttig and U.S. Bank National Association as escrow agent (incorporated by reference to Exhibit (d)(4) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(e)(5)	Nondisclosure Agreement, dated as of November 8, 2021, between Huttig and Parent (incorporated by reference to Exhibit (d)(3) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022).

(e)(6)	2005 Executive Incentive Compensation Plan, Fifth Amendment and Restatement Effective April 25, 2017 (incorporated by reference to Attachment C to Huttig’s Definitive Proxy Statement filed with the SEC on March 17, 2017).

(e)(7)	2005 Non-Employee Directors’ Restricted Stock Plan, Fourth Amendment and Restatement Effective April 23, 2019 (incorporated by reference to Attachment A to Huttig’s Definitive Proxy Statement filed with the SEC on March 12, 2019).

(e)(8)	Form of Restricted Stock Agreement under 2005 Executive Incentive Compensation Plan as amended (incorporated by reference to Exhibit 10.3 to Huttig’s Quarterly Report on Form 10-Q for quarter ended June 30, 2015 and filed with the SEC on July 30, 2015).

(e)(9)	Form of Restricted Stock Agreement under the 2005 Nonemployee Directors’ Restricted Stock Plan, as amended (incorporated by reference to Exhibit 10.4 to Huttig’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed with the SEC on July 30, 2015).

(e)(10)	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 to Huttig’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and filed with the SEC on May 3, 2016).

(e)(11)	Form of Restricted Stock Award Agreement for Jon P. Vrabely (incorporated by reference to Exhibit 10.3 to the Huttig’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and filed with the SEC on May 3, 2016).

(e)(12)	Revised Form of CEO Cash Long Term Incentive Plan (LTIP) Award Agreement for Jon P. Vrabely (incorporated by reference to Exhibit 10.2 to Huttig’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and filed with the SEC on July 29, 2021).

(e)(13)	Principal SERP Select Adoption Agreement executed May 18, 2016 by Huttig (incorporated by reference to Exhibit 10.1 to Huttig’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and filed with the SEC on August 2, 2016).

(e)(14)	Split Dollar Insurance Agreement Endorsement Method between Huttig and Jon P. Vrabely dated May 18, 2016 (incorporated by reference to Exhibit 10.2 to Huttig’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and filed with the SEC on August 2, 2016).

(e)(15)	Amended and Restated Executive Agreement, dated March 5, 2018, by and between Robert Furio and Huttig (incorporated by reference to Exhibit 10.20 to Huttig’s Annual Report on Form 10-K for the year ended December 31, 2017 and filed with the SEC on March 7, 2018).

(e)(16)	First Amendment to Amended and Restated Executive Agreement between Huttig and Robert Furio, dated April 27, 2020 (incorporated by reference to Exhibit 10.22 to Huttig’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and filed with the SEC on May 5, 2020).

Exhibit Number	Description

(e)(17)	Second Amendment to Restated Executive Agreement between Huttig and Jon P. Vrabely, dated May 10, 2021 (incorporated by reference to Exhibit 10.1 to Huttig’s Current Report on Form 8-K filed with the SEC on May 11, 2021).

(e)(18)	Second Amendment to Amended and Restated Executive Agreement between Huttig and Robert Furio, dated December 18, 2020 (incorporated by reference to Exhibit 10.23 to Huttig’s Annual Report on Form 10-K for the year ended December 31, 2020 and filed with the SEC on March 2, 2021).

(e)(19)	Original Form of CEO Cash Long Term Incentive Plan (LTIP) Award Agreement for Jon P. Vrabely (incorporated by reference to Exhibit 10.4 to Huttig’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and filed with the SEC on May 3, 2016).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hutting Building Products, Inc.

By:	/s/ Philip W. Keipp
Name: Philip W. Keipp
Title: Vice President and Chief Financial Officer

Dated: March 28, 2022

Annex I

March 20, 2022

Board of Directors

Huttig Building Products, Inc.

555 Maryville University Drive Suite 400

Saint Louis, MO 63141

Members of the Board of Directors:

You have requested that Lincoln International LLC (“Lincoln”, “we” or “us”) render an opinion (this “Opinion”) as to the fairness, from a financial point of view, to the stockholders of Huttig Building Products, Inc. (collectively with its subsidiaries and affiliates, the “Company”) of the Consideration (as defined herein) to be received by the holders of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock” and such holders, the “Stockholders”) in the Transaction as described below.

We understand that, in connection with the Transaction, Woodgrain, Inc., an Oregon corporation (“Parent”), HBP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company will enter into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to and as more fully described in the Merger Agreement, Merger Sub will make a tender offer (the “Offer”) to acquire all the issued and outstanding shares of Common Stock for $10.70 per share in cash (the “Consideration”). Following the consummation of the Offer, the Merger Agreement provides for, among other things, the merger (the “Merger” and, together with the Offer, the “Transaction”) of Merger Sub with and into the Company.

In connection with this Opinion, Lincoln has, among other things, (1) reviewed (a) certain publicly available business and financial information for the Company ; (b) certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; (c) financial projections provided to us by the Company (the “Management Projections”); (d) a letter addressed to us by management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company, dated March 19, 2022 and (e) a draft of the Merger Agreement dated as of March 18, 2022 (the “Draft Merger Agreement”); (2) discussed the business, financial outlook and prospects of the Company, as well as the terms and circumstances surrounding the Transaction, with management of the Company; (3) reviewed certain financial, stock trading and other information for the Company, and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities that we deemed relevant, none of which is directly comparable to the Company; (4) reviewed the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant, none of which is directly comparable to the Company or the Transaction; and (5) performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

In performing its analyses and rendering this Opinion with respect to the Transaction, Lincoln has, with the Company’s consent: (1) relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor independently verified, any of such information; (2) relied upon the assurances of the management of the Company that they are unaware of any facts or circumstances that would make such

Lincoln International LLC 110 N. Wacker Dr. 51st Floor Chicago, IL 60606	www.lincolninternational.com

information materially incomplete or misleading; (3) assumed that the financial forecasts, including the Management Projections, provided to Lincoln by the Company were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company, and Lincoln assumes no responsibility for and expresses no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Management Projections, were based; (4) assumed that the Transaction will be consummated in a timely manner that complies in all respects with all applicable federal and state statutes, rules and regulations; (5) assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Transaction, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company or the Transaction; (6) assumed that the Transaction will be consummated in accordance with the terms of the Draft Merger Agreement, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis; and (7) assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of the Company since February 28, 2022, the date of the most recent financial statements made available to Lincoln, other than for any such changes that are reflected in the Management Projections.

Lincoln has prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, Lincoln does not have any obligation to update, revise or reaffirm this Opinion.

Lincoln did not evaluate the Company’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or any of its subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals.

This Opinion does not address the underlying business decision of the Board of Directors of the Company (the “Board”) or the Company to proceed with the Transaction or the relative merits of the Transaction as compared to other transactions or business strategies that may be available to the Company or the effect of any other transaction in which the Company might engage, and does not address whether the Consideration to be received is the best possibly attainable under the circumstances, does not constitute advice or a recommendation to the Board or any security holder as to how they should act or vote with respect to any matter relating to the Transaction, and only addresses the fairness from a financial point of view of the Consideration to be received by the Stockholders in the Transaction and does not address any other terms, aspects or implications of the Transaction, or any agreements, arrangements or understandings entered into in connection with the Transaction or otherwise. The decision as to whether to proceed with the Transaction or any related transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which this Opinion is based.

This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. We also express no opinion about the amount or nature of any compensation or equity arrangement to be given to the Company’s officers, directors or employees, or class of such persons, in connection with the Transaction relative to the Consideration in the Transaction.

It is understood that this Opinion is for the use and benefit of the Board in connection with the Transaction. This Opinion may not be used for any other purpose and is not intended to confer any rights or remedies upon any other person. Except as contemplated by our engagement letter with the Company, neither this Opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without our prior written consent. This Opinion does not create any fiduciary duty on the part of Lincoln to the Company, the Board, the Stockholders or any other party.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a customary fee from the Company for our services, a portion of which is payable upon our rendering this Opinion, and a significant portion of which is contingent upon the consummation of the Proposed Transaction. The portion of our fee which is payable upon our rendering this Opinion to the Board is not contingent upon either the conclusion reached herein or the consummation of the Transaction. In addition, the Company has agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement. We provide a range of investment banking services and we may in the future provide investment banking services to the Company, the Buyer and their respective affiliates for which we would expect to receive compensation. This Opinion has been authorized for issuance by the Opinion Review Committee of Lincoln.

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof the Consideration to be received by the Stockholders in the Transaction is fair, from a financial point of view, to such Stockholders.

Very truly yours,

/s/ Lincoln International LLC

LINCOLN INTERNATIONAL LLC

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the

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later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If

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immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

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Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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